
05010674

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Lenovo Group Limited

*CURRENT ADDRESS 23rd Floor, Lincoln House
Tai Koo Place
979 King's Road
Quarry Bay, Hong Kong

**FORMER NAME Legend Group Limited

**NEW ADDRESS

FILE NO. 82- 3950   FISCAL YEAR 3/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

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PROCESSED
AUG 25 2005
THOMSON
FINANCIAL

OICF/BY: EBS
DAT : 8/24/05

82-3450

RECEIVED

2005 JUL -7 P 12:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ARls
3/31/05

Legend Group Limited

~~Lenovo Group Limited~~

Annual Report 2004/05

TOGETHER WE CAN DO GREAT THINGS

lenovo

Contents

01 Financial Highlights
04 Chairman's Statement
12 Management's Discussion and Analysis
22 Significant Events
24 Corporate Governance
30 Corporate Information
33 Directors' Report
47 Auditors' Report
48 Consolidated Profit and Loss Account
49 Balance Sheets
50 Consolidated Cash Flow Statement
51 Consolidated Statement of Changes in Equity
52 Notes to the Accounts
88 Five-Year Financial Summary

Financial Highlights

For the year ended March 31	2005 HK$m	2004 HK$m	Increase/ (Decrease)
Operating Results			
Turnover	22,555	23,176	(2.7%)
EBITDA	1,174	1,125	4.3%
Profit attributable to shareholders	1,120	1,053	6.4%
Earnings per share – fully diluted (HK cents)	14.97	13.99	7.0%
Financial Position			
Total assets	9,032	8,342	8.3%
Cash and cash equivalents	3,019	2,650	13.9%
Shareholders' fund	5,204	4,489	15.9%
Financial Ratio			
ROA (Return on assets) (%)	12.7	14.4	(11.8%)
ROE (Return on equity) (%)	23.1	24.7	(6.5%)
Current ratio (times)	1.9	1.9	–
Dividend Per Ordinary Share			
Interim dividend (HK cents)	2.4	2.0	20.0%
Proposed final dividend (HK cents)	2.8	3.0	(6.7%)
Proposed total dividend (HK cents)	5.2	5.0	4.0%

Turnover Analysis by Business Segment
for the year ended March 31, 2005



1.6%
Other business
9.8%
Handheld device business
34.4%
Consumer IT business
54.2%
Corporate IT business

Turnover
for the year ended March 31 (HK$m)
* proforma



18,665
19,267
20,233
23,176
22,555
2001*
2002*
2003
2004
2005

EBITDA
for the year ended March 31 (HK$m)
* proforma



740
973
1,175
1,125
1,174
2001*
2002*
2003
2004
2005

Profit Attributable to Shareholders
for the year ended March 31 (HK$m)
* proforma
# Before restatement of amortization of intangible assets



718
1,026
1,017
1,053
1,120
2001*#
2002*
2003
2004
2005


TOGETHER
WE ARE A GLOBAL FORCE






Chairman's Statement


Lenovo's ultimate goal has always been to become an outstanding company with sustained high performance.

Yuanqing Yang *Chairman of the Board*

The 2004/05 fiscal year was remarkable for Lenovo. Lenovo strengthened its competitiveness in core business areas (PCs and related products) and strategic new business (mobile handsets) with timely and successful strategic initiatives, overcoming intensified competition in the China IT market and changing consumer needs. With our acquisition of the IBM's personal computer business, Lenovo became a global company, fulfilling a long-standing goal. Through most of the fiscal year, Lenovo worked on the acquisition negotiations as well as complex integration and closing activities. However, through strong execution, the Group not only completed the acquisition early, in five months' time, but also achieved continuing growth in operating results. I'm very proud of Lenovo's management for their outstanding performance.

Lenovo is a company with great ambition. It has been searching for breakthroughs in development since 2001.

Last year, Lenovo implemented strategic initiatives focused on developing our core business and strategic new business, customer needs and operating efficiencies. One thing worth mentioning is that management made changes to Lenovo's original business model, based on a better understanding of our customers' needs and analysis of the buying characteristics of transactional versus relationship customers. These changes improved our original transaction-focused sales model, allowing us to gain volume increases by developing markets in tier-five and -six cities. We have also started to see the benefits from developing the relationship customer model.

I believe that these initiatives will positively affect Lenovo's long-term development, enabling us to gain greater advantage in major China market segments and to identify growth drivers in China for the next three-to-five years. Looking further into the future, these initiatives will help the new Lenovo explore opportunities to achieve world-class operating efficiency, strengthen its global competitiveness, and also build a solid foundation for success.

On May 1, 2005, Lenovo entered a new era of globalization, with the closing of its acquisition of IBM's global personal computer business. Lenovo will be able to leverage the brand recognition of the "Lenovo" and "Think" names, the complementary nature of Lenovo and IBM's personal computer business, and our highly sophisticated operating platform. I firmly believe that Lenovo will become the best enterprise in the personal computer industry.

In five years, our expectation for the management team is to transform "Lenovo" to an outstanding PC brand; significantly increase market share through global operations; maintain healthy profitability; build a competitive business model; and explore new development opportunities beyond the personal computer industry.

Lenovo's ultimate goal has always been to become an outstanding company with sustained high performance. I'm confident that Lenovo will achieve this, and other, important goals for its shareholders.



Yuanqing Yang
Chairman of the Board
Hong Kong, June 8, 2005

Message from Former Chairman



Chuanzhi Liu (left), former Chairman of Lenovo, and John Joyce (right), Senior Vice President & Group Executive of Global Services of IBM, at the acquisition signing ceremony.

Since its founding, Lenovo has held fast to a core vision – to become a true player in the global PC market. With the acquisition of IBM's Personal Computing Division in 2005, Lenovo finally fulfilled the dream of two generations of Lenovo employees and marked the beginning of an important new era for the Group. This acquisition is truly a milestone in the Group's history.

In all, 2004 was an extraordinary year for Lenovo. Through our historic acquisition of IBM's PC business, we have effectively transformed Lenovo into a flourishing, large-scale global company. And, alongside our negotiations with IBM, we also saw equally historic changes in the way Lenovo does business. The success of these strategic initiatives has demonstrated not only Lenovo's ability to execute but also our courage to overcome obstacles, the essence of an outstanding company.

Today, the new Lenovo is moving ahead with great confidence and momentum, fully prepared to compete with the best enterprises worldwide. I am confident in Lenovo's future and believe that under Steve Ward's and Yuanqing Yang's leadership Lenovo will set a standard for global enterprises and make important contributions to the development and use of technology worldwide. I firmly believe that Lenovo's financial results will reflect the exceptional ambition, courage and intelligence of our management and employees.

Engaging The World

lenovo A Worldwide Leader in Technology

Lenovo is an innovative, international technology company formed by the Lenovo Group's acquisition of the IBM Personal Computing Division.

As a global leader in the PC market, we develop, manufacture and market cutting-edge, reliable, high-quality PC products and value-added professional services that provide customers around the world with smarter ways to be productive and competitive.

We base our success on our customers achieving their goals: productivity in business and enhancement of personal life.



Right:
Yuanqing Yang
Chairman of the Board

Left:
Steve Ward
President and Chief Executive Officer





Lenovo's executive headquarters in Purchase, New York (left), with principal operations in Beijing, China (middle) and Raleigh, North Carolina, the United States (below).



Our Values

Lenovo and its employees are committed to four company values that are the foundation for all that we do:

- **Customer service:** We are dedicated to the satisfaction and success of every customer.
- **Innovative and entrepreneurial spirit:** Innovation that matters to our customers, and our company, created and delivered with speed and efficiency.
- **Accuracy and truth-seeking:** We manage our business and make decisions based on carefully understood facts.
- **Trustworthiness and integrity:** Trust and personal responsibility in all relationships.

A Heritage of Innovation and Excellence

Lenovo's entrepreneurial spirit and IBM Personal Computing Division's track record of breakthroughs live on in today's Lenovo, an IT giant with global reach, competing worldwide.

Globally, the company offers customers the award-winning ThinkPad notebooks and ThinkCentre desktops, featuring the ThinkVantage Technologies software tools as well as ThinkVision monitors and a full line of PC accessories and options.


WE WILL PUT
MORE INNOVATION
IN THE HANDS OF
MORE PEOPLE
SO THEY CAN DO
MORE AMAZING
THINGS.

Staff kick-off event at Raleigh, North Carolina, the United States.

In China, Lenovo has earned about one-third of the PC market covering all segments. Its leading-edge PCs are highly acclaimed for ease-of-use, tailor-made designs and customized solutions for various customer needs. Lenovo also has a broad and expanding product line encompassing mobile handsets, servers, peripherals and digital entertainment products for the China market.

Rich in Research & Development Talent

Customers of the new Lenovo will benefit from the union of Lenovo's and IBM Personal Computing Division's extraordinary R&D capabilities. Lenovo's global research and development centers in China, Japan and the United States have produced some of the world's most important advances in PC technology. The company is rich in talent, with teams that have won hundreds of technology and design awards – including more than 2,000 patents – and introduced many industry firsts. And many more are on the way.

The goal of Lenovo's R&D team is ultimately to improve the overall experience of PC ownership while driving down total cost of ownership. In turn, this commitment distinguishes Lenovo from its competitors and attracts PC customers who demand the increased productivity that real innovation provides.

Lenovo's mobile business unit also shares this commitment to innovation. Its leadership in developing proprietary mobile handsets has resulted in tailor-made designs that satisfy individual communication needs.



Lenovo Management Team



Yuanqing Yang
Chairman of the Board



Steve Ward
President and Chief Executive Officer



Mary Ma
Senior Vice President and Chief Financial Officer



Jun Liu
Senior Vice President and Chief Operating Officer, Lenovo China



Fran O'Sullivan
Senior Vice President and Chief Operating Officer, Lenovo International



Deepak Advani
Senior Vice President and Chief Marketing Officer



Ravi Marwaha
Senior Vice President, Worldwide Sales



George He
Senior Vice President, Research and Technology



Peter Hortensius
Senior Vice President, Worldwide Product Development



Song Qiao
Senior Vice President and Chief Procurement Officer



Xiaoyan Wang
Senior Vice President and Chief Administrative Officer, Lenovo China



Bill Matson
Senior Vice President, Human Resources



Zhijun Liu
Vice President, Mobile Handset Business





Lenovo Fengxing K consumer PC

TOGETHER WE SERVE CUSTOMERS



ThinkPad T43p notebook



Management's Discussion and Analysis

Business Review

During 2004/05 fiscal year, Lenovo successfully strengthened its leadership position in the China PC market through implementing strategic initiatives set in the beginning of the year. Lenovo's market share for PC products reached as high as 28 percent during the quarter ended December 2004.

With a clear focus on the PC business, Lenovo pre-empted irrational competitive pricing tactics of second-tier domestic PC vendors and withstood intensified competition from foreign brands. During the year, Lenovo strategically modified its product line to capture opportunities in market segments with high-volume growth potential, leveraging its customer-oriented sales model and efficient operating platform. As a result of its divestiture of non-core businesses and its expansion into the emerging township market segment, the Group's consolidated turnover for the 2004/05 fiscal year recorded a slight decrease of 2.7 percent while its PC shipments grew in line with the market average. Excluding the impact of divestiture of non-core businesses, group turnover increased by 1.6 percent for the full year. The Group maintained its overall gross margin at approximately 14.8 percent and achieved a 6.4 percent increase in net profit on lower operating expenses.

Implementation of Strategic Initiatives

The rapid growth and structural changes in the Chinese economy, along with the proliferation of foreign competitors and increasing strength of domestic private enterprises, has led to changes in customer demands and the competitive landscape in China PC market. To address these changes, Lenovo implemented strategic initiatives at the beginning of the last fiscal year focused on strengthening the fundamentals of various business segments. The Group's goal is to provide customers with high-quality products and world-class service by focusing on the core business, adopting a customer-oriented sales model and further improving operating efficiencies.

Business Focus

Lenovo set its priorities to ensure that resources and efforts were more effectively allocated to the core PC and related products business and, at the same time, strengthen the competitiveness of its mobile handset business. This helped Lenovo grow market share and strengthen its leading position. At the same time, Lenovo adopted an innovative approach towards its non-core businesses, namely contract manufacturing and IT service. In July 2004, the Group formed a strategic alliance with AsiaInfo Holdings, Inc. to capture the growing IT service market in China by transferring its non-telecom related IT service business to AsiaInfo in a stock transaction valued at RMB300 million. This focus on the core business has increased the Group's competitiveness and improved its operations during the year while building a strong foundation for its efforts to globalize the PC business.

Customer-Oriented Sales Model

Lenovo's efforts to build a customer-oriented sales model and organizational structure also met with success during the past year. Lenovo was able to meet customer needs better and improve the control of its customer information by building a network comprising 110 sales zones spanning 18 regions in China. The Group also expanded its coverage in the high-growth township market segment by expanding its retail network to include more than 4,400 outlets. Lenovo also achieved positive results from its emphasis on building a direct-to-customer model to serve large customer accounts. Sales to these types of customers increased steadily, accounting for approximately 7.1 percent of core business turnover. During the fiscal year, the Group also launched its telesales model, and achieved satisfactory results in a short time period.

Improved Efficiency

In addition to its ongoing efforts, the Group has also embarked on a series of projects to improve operational efficiencies. Among them, Lenovo's VMI (Vendor Managed Inventory) system helped reduce the costs of logistics while improving the Group's various operating quality indices. During the year, these efforts helped streamline and reduce the Group's cash cycle to 5.1 days.

Performance of Business Segments

During the 2004/05 fiscal year, Lenovo's overall core business activity achieved a steady growth rate, due to the successful implementation of its strategic initiatives and favorable macroeconomic conditions in China. In 2004, the country's GDP grew by 9.5 percent year-on-year, as corporate profits in China rose sharply and disposable income steadily increased. Moreover, the government's macroeconomic control measures to cool the economy did not affect the growth of China's PC market, which achieved a 19 percent year-on-year increase in unit shipments during the year ending March 2005.

Corporate IT Business

Continued IT investments from the government and education sectors and the rapid growth of small- and medium-sized enterprises (SMEs) drove the growth of China's corporate PC market. At the same time, the notebook computer market enjoyed significant growth due to increasing demand for mobile computing. The overall average selling price (ASP) of desktop computers declined more rapidly, however, in the past year as competitive bidding became the predominant procurement practice in the government and education sectors.

Market Share of Top 5 PC Brands in China

Source: IDC


2004
2003
4.7% 5.3%
6.9% 7.5%
7.1% 7.5%
10.7% 11.5%
27.0% 26.3%
IBM
Dell
Tongfang
Founder
Lenovo

As a result of redesigning the Lenovo sales model and introducing tailor-made innovative products, Lenovo's commercial desktop market share has increased over the review period. During the fiscal year, the Group introduced the newly designed Qitian IV and Kaitian S desktop series targeting the government and education sectors and SMEs, respectively. Its ability to better serve corporate customers with the new customer-oriented sales model effectively put Lenovo ahead of its domestic and international competitors. To alleviate the impact on ASPs and gross margins from the increased competitive bidding, the Group also enhanced its marketing efforts to further penetrate the SME market.



Lenovo Kaitian commercial desktop

In view of the growing importance of notebook computers in the China PC market, Lenovo streamlined its notebook product line. The Group's three distinctive notebook series - Soleil, Tianyi and Xuri – set trends in the market with innovative features such as nano-technology, 180-degree rotating screens and intelligent power management capabilities. Tianyi Y200, for example, is the world's first 13-inch wide screen notebook. The launch of the Xuri notebook series demonstrated Lenovo's ability to identify and fulfill customer needs for low-cost mobile solutions. The Group's outstanding R&D and marketing capabilities have strengthened its leadership position in China's notebook computer market.

Consumer IT Business

The consumer desktop market in China enjoyed better growth in the past year, bolstered by vendors' efforts to penetrate township markets and rising demand for large-screen LCD monitors, resulting from declining prices.

Since adopting the strategy of focusing on its PC business, the Group has strengthened its competitiveness in the consumer market through an effective customer segmentation strategy and by partnering with upstream suppliers. Lenovo understands customer needs in township markets and has captured its growth potential by launching Yuanmeng, a desktop computer series emphasizing performance at affordable prices.

Along with modifying product lines to meet the demands of newly emerging segments in township cities, Lenovo introduced new computer models targeting other segments. For the high-end consumer market, Lenovo introduced the Tianjiao Broadband Collaborative desktops, which allows for better utilization of broadband technology such as videophone modules. The Group also actively promoted its 17-inch LCD desktops, with the intent of raising ASPs.

Handheld Device Business

During the past year, the mobile handset market in China maintained a steady unit shipment growth of about 16 percent, benefiting mainly from the growing demand for color-screen and camera phone models. In the aggregate, domestic vendors lost market share due to disadvantages in research capabilities compared with their foreign competitors. The Group's ongoing persistence in developing proprietary products has placed it among the few domestic vendors that enjoyed market share gains during the year.



Lenovo Soleil A600 notebook



Lenovo Tianjiao Collaborative consumer PC

In the 2004/05 fiscal year, Lenovo emphasized the importance of maintaining healthy operations for its handset device business, given the competitive market environment. During the year under review, the Group began to reap the benefits of its efforts over the past two years of building its sales channels and enhancing its R&D capabilities. Lenovo's mobile handset unit shipment jumped 63 percent year-over-year, ranking as one of the top five domestic brand names in China. The Group also saw its gross profit margin for the handheld device business rise to 23.8 percent, leveraging its enhanced product development capability. During the year, Lenovo expanded its product line with a number of camera phone models, including one-mega-pixel camera phones. As for marketing and sales, the number of retail outlets for mobile handsets increased due to the successful launch of the "10,000-shop expansion project," allowing for more effective market coverage.



Lenovo Smartphone ET960



FINANCIAL REVIEW

Results Highlights

For the year ended March 31	2005 HK$'000	2004 HK$'000
Turnover	**22,554,678**	23,175,944
Earnings before interest, taxation, depreciation and amortization expenses	**1,173,616**	1,125,129
Profit attributable to shareholders	**1,120,146**	1,052,885
Dividends per ordinary share (HK cents)		
Interim dividend	**2.4**	2.0
Proposed final dividend	**2.8**	3.0
Earnings per share (HK cents)		
Basic	**14.99**	14.09
Fully diluted	**14.97**	13.99

Comparing with the last year's results, the Group's turnover slightly decreased by 2.7 percent to HK$22,555 million in the 2004/05 fiscal year. However, EBITDA increased by 4.3 percent to HK$1,174 million. Profit attributable to shareholders for the year increased by 6.4 percent to HK$1,120 million. The basic earnings per share and fully diluted earnings per share were 14.99 HK cents and 14.97 HK cents, representing increases of 6.4 percent and 7.0 percent respectively.

Total turnover of the corporate IT business grew by 2.5 percent over the last year to HK$12,226 million and segment operating profit decreased by 9.2 percent to HK$658 million. The turnover of consumer IT business kept in line with last year and reached HK$7,768 million, while the segment operating profit was HK$463 million. Turnover of handheld device business increased by 7.5 percent to HK$2,203 million for the year while the loss of the business was HK$54 million. During the year, turnover of other business (IT service and contract manufacturing businesses) dropped by 75.2 percent to HK$358 million and a loss of HK$87 million for the year was recorded.

Gains on Disposal of Investments

The Group recorded net gains of HK$157 million on disposal of investments during the year ended March 31, 2005. The gains were mainly from the disposal of subsidiaries and associated companies in relation to IT service business and printed circuit board business.

Amortization of Marketing Rights

Marketing rights for the Olympic Partner Program are amortized on a straight-line basis from January 1, 2005 to December 31, 2008. During the year ended March 31, 2005, amortization of HK$32 million was charged to the consolidated profit and loss account.

Impairment of Assets

During the year, impairment losses of approximately HK$20 million and HK$31 million for investment securities and goodwill arising from business combination were charged to the consolidated profit and loss account respectively.

Capital Expenditure

The Group incurred capital expenditures of HK$177 million during the year ended March 31, 2005, mainly for acquisition of fixed assets, injection into construction-in-progress and optimization of the Group's information technology systems.

Liquidity and Financial Resources

As at March 31, 2005, total assets of the Group amounted to HK$9,032 million, which were financed by

Turnover and Segment Results

For the year ended March 31	2005 Turnover HK$'000	2005 Segment operating results HK$'000	2004 Turnover HK$'000	2004 Segment operating results HK$'000
Corporate IT	**12,225,923**	**658,034**	11,925,240	724,886
Consumer IT	**7,768,024**	**463,459**	7,760,668	432,225
Handheld device	**2,202,929**	**(54,462)**	2,050,164	(76,910)
Other business	**357,802**	**(87,378)**	1,439,872	(153,958)
Amortiztion of goodwill and marketing rights		**(48,605)**		(25,274)
Impairment of assets		**(51,364)**		–
Gains on disposal of investments		**156,958**		47,558
Others		**–**		(22,000)
Finance income		**105,677**		93,368
Finance costs		**(6,667)**		(2,881)
Total	**22,554,678**	**1,135,652**	23,175,944	1,017,014

shareholders' fund of HK$5,204 million, minority interests of HK$24 million, long-term and current liabilities of HK$3,804 million. The current ratio of the Group was 1.9.

The Group had a solid financial position and maintained a strong and steady cash inflow from its operation activities. As at March 31, 2005, cash and cash equivalents of the Group totaled HK$3,019 million. The balance consisted of about 0.8 percent in Hong Kong dollars, 43.6 percent in US dollars and 55.6 percent in Renminbi.

Although the Group has consistently been in a very liquid position, credit facilities have nevertheless been put in place for contingency purposes. As at March 31, 2005, the Group's total available credit facilities amounted to HK$3,275 million, of which HK$1,473 million was in trade line, HK$740 million in short-term and revolving money market facilities and HK$1,062 million in currency forward contract and derivatives. As at March 31, 2005, the facility drawn down was HK$342 million in trade line and HK$94 million for the currency options was utilized.

There were no outstanding bank loans as at March 31, 2005.

There were no assets held under finance lease during the year and as at the year end.

The Group consistently adopted a hedging policy for business transactions to minimize the risk of fluctuations from exchange rates on daily operations. As at March 31, 2005, the Group had outstanding currency options amounting to HK$94 million.

Contingent Liabilities

The Group had no material contingent liabilities as at March 31, 2005.

Employees

As at March 31, 2005, the Group had a total of 9,682 employees, 9,625 of whom were employed in Chinese mainland and 57 in Hong Kong and overseas.

The Group implements remuneration policy, bonus and share options schemes with reference to the performance of the Group and individual employees. The Group also provides benefits such as insurance, medical and retirement funds to employees to sustain competitiveness of the Group.



The new Lenovo management team

Future Prospects

As the Group became more focused on the PC business, management saw a clear opportunity for Lenovo to accelerate its growth and improve its competitive position by expanding into the global market. Globalization of operations will allow Lenovo to drive costs down and maximize efficiencies. Lenovo will also maximize the benefits of its innovative technologies, which help differentiate its products from competitors, and enhance its premium brand status.

Acquisition of IBM's Personal Computer Business

Lenovo has always aspired to become a global company. Since 2003, Lenovo started laying the groundwork for its globalization. First, it adopted a new logo and English brand name that could be used without restriction around the world. It proudly announced in 2004 its decision to become a worldwide partner of the International Olympic Committee, becoming the first Chinese enterprise to join The Olympic Partner Program. Lenovo is the exclusive computer equipment provider for the 2006 Turin Olympic Winter Games, 2008 Beijing Olympic Games and for more than 200 national Olympic committees worldwide. These achievements have accelerated Lenovo's journey into the international marketplace.

On December 8, 2004, Lenovo announced that it would acquire IBM's global PC business for US$1.25 billion. The acquisition included IBM's desktop and notebook computer businesses, as well as its PC-related R&D centers, manufacturing plants, global marketing networks, and service centers. Under the terms of the agreement, Lenovo also has the right to use the IBM brand for a period of five years and permanent ownership of the renowned "Think" trademark. As part of the transaction, Lenovo and IBM entered a broad-based, strategic alliance in which IBM became the preferred supplier of warranty and maintenance services and preferred supplier of customer leasing and channel financing services to Lenovo. In addition, Lenovo will be the preferred supplier of PCs to IBM, enabling IBM to offer a full range of personal computing solutions to its enterprise and small and medium business clients.

Lenovo completed the landmark acquisition on April 30, 2005, marking an historic event for Lenovo and a new era for the global PC industry. The new Lenovo is a leader in the global PC market, with approximately 8 percent of the worldwide PC market by shipments.

In association with the acquisition, Lenovo received a US$350 million strategic investment in May 2005 by three of the world's leading private equity firms: Texas Pacific Group, General Atlantic LLC and Newbridge Capital LLC. Lenovo issued to the strategic investors unlisted Series A cumulative convertible preferred shares and unlisted warrants. This investment represented a strong vote of confidence in Lenovo's future.

Personal Computer Business

In 2005 and 2006, demand for notebook computers as well as strength in emerging PC markets is expected to drive growth in the worldwide PC market. Increased adoption in emerging markets for both desktop and notebook computers will present significant growth opportunities as will the trend toward increased notebook adoption in more developed PC markets. These trends, supported by replacement cycles for older systems, are expected to drive worldwide PC growth through the next five years.

In the PC business, the new Lenovo is well situated in terms of product lines and geographic presence to take advantage of the growth opportunities presented in both emerging markets as well as by the ongoing shift in demand to notebook computers.

Globally, the Group's ThinkPad line of notebook computers provides a strong offering to meet the growing demand for mobile computing. In China, Lenovo's notebook offerings also include the Soleil, Tianyi and Xuri. Together, the company has a powerful product line for consumers as well as enterprises, with a range of price points and features.

Lenovo's family of desktops – led by brands such as the Tianjiao, Fengxing, Kaitian, Yangtian – provides a strong competitive base in China and potentially globally, especially when combined with the ThinkCentre line of desktops.

Lenovo has particular strength in emerging markets, and exceptional strength in the largest and fastest-growing emerging market, China, where it is the market leader. The China PC market is growing seven times faster than the US market. Lenovo has been the number-one PC vendor in China for eight consecutive years and commands about one-third of the market in 2004.

Lenovo has strong products and favorable geographic positioning. Lenovo's business model addresses the future of the PC business: a company that best balances leading-edge technology and efficiency, offering PC users innovative products and a choice in how they purchase computers.

What will set Lenovo apart from the competition is its belief in innovation to meet customers' needs. With users spending up to eight hours a day or more on their PCs, there is clear demand for innovation and Lenovo plans to lead in design, performance, productivity, and cost-competitiveness.

Lenovo's sales model is also driven by customer needs. Customers can buy from Lenovo through multiple direct and indirect routes: the Web, telesales, business partners, retail stores, and the IBM sales force, whichever meets their needs.

In addition to being well-positioned to take advantage of key market trends and to sell through multiple worldwide channels, Lenovo will continue to successfully integrate the IBM Personal Computing Division, in order to gain the benefits of near-term cost-savings as well as lay the foundation for longer-term synergies.

Lenovo can now compete in more segments of all markets – notably consumer outside of China and enterprise within China – which brings added scale and operating efficiencies to help drive growth and profitability. True global scale means Lenovo has the ability to leverage fixed costs more effectively. For instance, entering new markets worldwide to take advantage of new opportunities should require minimal incremental investments. It also means the ability to leverage procurement capabilities, optimize supply relationships, and streamline end-to-end processes from order taking through fulfillment, all in order to become more efficient.

Mobile Handset Business

The mobile handset market in China is expected to continue its steady growth in 2005 and 2006. Lenovo anticipates that competition will remain intense due to the large number of domestic and international brands in the market.

Lenovo believes the way to compete and further advance its position in the China mobile handset market is to focus on improving the value chain as well as to respond promptly to market needs. In the coming year, the Group will enhance its capability to develop and introduce proprietary products, emphasizing faster time-to-market and closer ties with suppliers. Lenovo will also further develop its chain-store distribution channel and implement aggressive marketing strategies.

In addition, Lenovo will increase its expense controls and continue streamlining internal operations to improve efficiencies of its mobile handset business. With increasing strengths in product innovation and operational efficiencies, Lenovo anticipates that its mobile handset products will become even more competitive in the market.




TOGETHER
WE DRIVE INNOVATION

ThinkPad X41 Tablet



Significant Events

2004

April

Formally changed the company's English name to "Lenovo Group Limited."

May

Launched four new notebook models: Lenovo Soleil A500, S620 and E600A and Tianyi S180M – set trends in the market with innovative features such as nano-technology, 180-degree rotating screens and intelligent power management capabilities. ▶



July

Formed a strategic alliance with AsiaInfo Holdings, Inc. to capture China's growing IT services market. ▼



August

Recognizing the unmet needs of customers in township markets, Lenovo introduced the new consumer PC series Yuanmeng. This strategic move enabled the Group to further penetrate township markets with tremendous growth potential. ▶



Introduced the new Fengxing K consumer PC series. This high-end PC series targets the most technologically demanding and trend conscious consumers. ▼



November

Launched the world's first Tianjiao Broadband Collaborative PC, signifying the entry of the consumer PC into an era of broadband collaboration. ▼



December

Lenovo announced the acquisition of IBM's global PC business, creating the world's third-largest PC business. ▼



Deepcomp 6800 was awarded by the Ministry of Information Industry of China the "Information Industry Breakthrough Award 2004." ▼



2005

January

Successfully completed phase-one technology testing for the Turin 2006 Winter Olympic Games. ▼



Forged a strategic partnership with Visa International in Beijing, China. The strategic partnership covers a five-year marketing alliance leading up to and beyond the Beijing 2008 Olympic Games. ▼



March

Lenovo gained a strong vote of confidence from leading global private equity investors – a US$350 million strategic investment from Texas Pacific Group, General Atlantic LLC and Newbridge Capital LLC.

Concluded a US$600 million syndicated loan with a group of 20 banks and financial institutions from 13 different countries.

Corporate Governance

Lenovo has complied with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the year ended March 31, 2005, except that non-executive directors are not appointed for a specific term as they are subject to retirement by rotation at Annual General Meeting in accordance with the Company's articles of association.

The Code on Corporate Governance Practices replaces the Code of Best Practice effective on January 1, 2005 and applies to disclosure referable to accounting periods commencing on or after January 1, 2005. The Company believes maximizing shareholder returns should have the backing of sound and well-established corporate governance practices. We are committed to applying the principles and practices of good corporate governance programmatically.

In May 2005, the Board set up a Governance Committee and a Strategy Committee. The Governance Committee is to assist the Board in developing its corporate governance principles and directorship practices. The Strategy Committee has the responsibility of assisting the Board in developing the short-term and long-term business strategy for the Company.

Directors' Securities Transactions

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") set out in Appendix 10 to the Listing Rules along with a guidance note to govern the directors' securities transactions. During the year, the directors have complied with the required standard set out in the Model Code and the guidance note.

Board of Directors

The composition of the Board during the financial year and attendance of individual directors at Board and Board Committee meetings are as follows:

Directors during the year	Attendance / Number of Meetings			
	Board		Board Committees	
	Full board for high level corporate decisions	General corporate matters and execution	Audit Committee	Remuneration Committee
Executive directors				
Mr. Chuanzhi Liu	8/9	48/49	N/A	N/A
Mr. Yuanqing Yang	9/9	49/49	N/A	N/A
Ms. Xuezheng Ma	9/9	49/49	N/A	N/A
Non-executive director				
Mr. Maochao Zeng (resigned on April 30, 2005)	9/9	18/49	4/4	1/2*
Independent non-executive directors				
Mr. Wai Ming Wong	9/9	N/A	4/4	3/3*
Professor Chia-Wei Woo	9/9	N/A	4/4	2/3*
Mr. Lee Sen Ting	9/9	N/A	4/4	N/A

* *Up to the date of this annual report*

During the year, Mr. Chuanzhi Liu was the Chairman of the Board with responsibility for the strategic planning and management of the Group. Mr. Yuanqing Yang was the Chief Executive Officer of the Company with responsibility for the overall business and operation of the Group. There was a segregation of the duties to ensure a balance of power and authority. Effective on April 30, 2005, Mr. Liu ceased to be the Chairman of the Board and has been re-designated as a non-executive director. Mr. Yang ceased to be the Chief Executive Officer and has been appointed as the Chairman of the Board to replace Mr. Liu on the same date.

Mr. Stephen M. Ward, Jr. has been appointed as the new Chief Executive Officer and an executive director of the Company with effect from April 30, 2005.

Currently, there are eleven Board members, of whom three are executive directors, five are non-executive directors and three are independent non-executive directors. Two of the non-executive directors serve on the board of directors of Legend Holdings Limited, the controlling shareholder of the Company. The remaining non-executive directors are nominated by investors and have appointed respective alternate director. Each director does not have any family relationships with any other directors of the Company. Biography and responsibility of directors and senior management are set out on pages 38 to 41 of this annual report.

Remuneration Committee

The Remuneration Committee has been established since 2003 with the responsibility of assisting the Board in reviewing and determining the framework or broad policy for the remuneration of executive directors and the allocation of share options, overseeing any major changes in employee benefit structures and considering other topics as defined by the Board.

During the year, the Committee members were Mr. Wai Ming Wong (Committee Chairman), Professor Chia-Wei Woo and Mr. Maochao Zeng. The Committee reviewed the framework for remuneration and incentive plan of senior management of the Company.

Mr. Zeng ceased to be a Committee member on April 30, 2005. His vacancy was replaced by Mr. William O. Grabe (new Committee Chairman) effective on May 26, 2005. Majority of Committee members are independent non-executive directors.

Audit Committee

The Board established the Audit Committee in 1999 with the responsibility of assisting the Board in providing an independent review of the accounts and internal control system. It acts in an advisory capacity and makes recommendations to the Board.

The Audit Committee meets regularly to review the accounting principles and practices adopted by the Group, discuss internal control and financial reporting matters including the quarterly, interim and annual financial statements before submission to the Board for approval. The external auditors, Chief Financial Officer and the management of Finance Department and Internal Audit Department attend to answer questions on the reports of their work.

During the year, the Committee members were Mr. Wai Ming Wong (Committee Chairman), Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. Maochao Zeng. Mr. Zeng ceased to be a Committee member on April 30, 2005. His vacancy was replaced by Mr. Weijian Shan effective on May 26, 2005. The Committee members possess diversified industry experience and the Chairman is a chartered accountant with extensive knowledge and experience in investment banking. All Committee members are non-executive directors and three of them including the Chairman are independent directors.

Significant Changes in the Company's Articles of Association

During the year and up to the date of this annual report, the articles of association of the Company were amended on the date and for the reasons stated below.

(i) Following the rule amendments to the Companies Ordinance and the Listing Rules, a special resolution was duly passed to make corresponding amendments to the articles of association of the Company. They included the amendments to effect that a director may be removed by an ordinary resolution instead of a special resolution, the share certificates shall be ready for delivery within ten business days after the lodgment of transfers, and various corporate governance practices of the Company shall be conformed to the Listing Rules. The special resolution as contained in the circular of the Company dated June 15, 2004 was duly passed on July 23, 2004.

(ii) To entrench the terms of the Series A Cumulative Convertible Preferred Shares, a new class of shares in the share capital of the Company, an ordinary resolution and a special resolution were duly passed to increase the authorized capital of the Company and to add a new Article A to the articles of association of the Company respectively on May 13, 2005. A full text of such resolutions was contained in the circular of the Company dated April 20, 2005.

Shareholders' Rights

The Company is committed to safeguard shareholders' interests and encourage shareholders to attend the Annual General Meeting for which at least 21 days' notice is given. The Chairman of the Board and directors are available to answer questions at the meeting. All shareholders have statutory rights to call for extraordinary general meetings and put forward agenda items for consideration by shareholders. All substantive resolutions at general meetings are decided on a poll. The poll is conducted by the Company's share registrars and the results of the poll are published on the Company's website. Statutory announcements, financial and other information is made available on the Company's website, which is regularly updated.

Investor Relations

The Company continues to foster an excellent relationship with its investors by maintaining regular meetings with institutional investors and financial analysts. It also makes company information available on the Internet to facilitate its communication with individual investors.

During the year, the Company focused its communications on the progress and outcome of the strategic initiatives that it introduced in the beginning of 2004. Through speaking at investment conferences, one-on-one meetings and conference calls, the Company provided updates on the implementation progress and addressed investor questions.

Following the announcement of its acquisition of IBM's personal computer business, the Company devoted its greatest efforts to providing more information about the acquired business. As the acquisition was completed on April 30, 2005, the Company will continue to update investors about the performance of the combined business, and has made investor information available on over 15 country sites of the Lenovo's global corporate website (http://www.lenovo.com).

Lenovo welcomes suggestions from investors and shareholders, and invites them to share their views and suggestions by contacting the Company's investor relations team at cmk@lenovo.com.

Information for Investors

Listing Information

Listing: Hong Kong Stock Exchange
Stock code: 992

American Depositary Receipts Level I Program

Ordinary share to ADR 20:1
Stock code: LNVGY

Share Information

Board lot size: 2,000 shares

Shares outstanding as of March 31, 2005:
7,474,796,108 shares

Market capitalization as of March 31, 2005:
HK$19,808,209,686

Basic earnings per share for the year ended March 31, 2005:
- Interim 8.39 HK cents
- Full year 14.99 HK cents

Dividend per ordinary share for the year ended March 31, 2005:
- Interim 2.4 HK cents
- Full year 5.2 HK cents

Key Dates

August 11, 2004	1st Quarter Results Announcement
November 16, 2004	Interim Results Announcement
December 2-8, 2004 (both days inclusive)	Closure of Register of Members
December 14, 2004	Payment of Interim Dividend
January 27, 2005	Extraordinary General Meeting
February 4, 2005	3rd Quarter Results Announcement
May 13, 2005	Extraordinary General Meeting
June 8, 2005	Annual Results Announcement
August 3-9, 2005 (both days inclusive)	Closure of Register of Members
August 9, 2005	Annual General Meeting
August 16, 2005	Proposed Payment of Final Dividend



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Corporate Information

Board of Directors
Executive directors
Mr. Yuanqing Yang
Mr. Stephen M. Ward, Jr.
Ms. Xuezheng Ma

Non-executive directors
Mr. Chuanzhi Liu
Mr. Linan Zhu
Mr. James G. Coulter
Mr. William O. Grabe
Mr. Weijian Shan
Mr. Justin T. Chang (Alternate director to Mr. James G. Coulter)
Mr. Vince Feng (Alternate director to Mr. William O. Grabe)
Mr. Daniel A. Carroll (Alternate director to Mr. Weijian Shan)

Independent non-executive directors
Mr. Wai Ming Wong
Professor Chia-Wei Woo
Mr. Lee Sen Ting

Qualified Accountant
Mr. Wai Kwong Wong

Company Secretary
Ms. Pui Fan Look

Registered Office
23rd Floor, Lincoln House
Taikoo Place
979 King's Road
Quarry Bay
Hong Kong

Principal Bankers
BNP Paribas
Standard Chartered Bank (Hong Kong) Limited
ABN AMRO Bank N.V.
Industrial and Commercial Bank of China (Asia) Limited
China Merchants Bank
Citibank, N.A.

Auditors
PricewaterhouseCoopers
Certified Public Accountants

Share Registrar
Abacus Share Registrars Limited
Ground Floor
Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

American Depositary Receipts
(Depositary and Registrar)
Citibank, N.A.
14th Floor, 388 Greenwich Street
New York, NY 10013, USA

Stock Codes
Hong Kong Stock Exchange: 992
American Depositary Receipts: LNVGY

Website
http://www.lenovo.com

Directors' Report and Accounts

Contents

33 Directors' Report
47 Auditors' Report
48 Consolidated Profit and Loss Account
49 Balance Sheets
50 Consolidated Cash Flow Statement
51 Consolidated Statement of Changes in Equity
52 Notes to the Accounts
88 Five-Year Financial Summary

Directors' Report

The directors submit their report together with the audited accounts of the Company for the year ended March 31, 2005.

PRINCIPAL BUSINESS AND GEOGRAPHICAL ANALYSIS OF OPERATIONS

The principal activity of the Company is investment holding. The activities of its principal subsidiaries are set out in note 17 to the accounts.

Details of the analyses of the Group's turnover, revenue and segment information for the year by principal businesses and geographical locations are set out in note 4 to the accounts.

RESULTS AND APPROPRIATIONS

The results for the year are set out in the consolidated profit and loss account on page 48.

The state of affairs of the Group and the Company as at March 31, 2005 are set out in the balance sheets on page 49.

The consolidated cash flows of the Group for the year are set out in the statement on page 50.

An interim dividend of 2.4 HK cents per ordinary share (2004: 2.0 HK cents), amounting to a total of about HK$179 million (2004: HK$149 million), was paid to shareholders during the year.

The directors recommended the payment of a final dividend of 2.8 HK cents per ordinary share (2004: 3.0 HK cents). Subject to shareholders' approval at the forthcoming Annual General Meeting, the final dividend will be payable on Tuesday, August 16, 2005 to the shareholders whose names appear on the Register of Members of ordinary shares of the Company on Tuesday, August 9, 2005.

The Register of Members of ordinary shares of the Company will be closed from Wednesday, August 3, 2005 to Tuesday, August 9, 2005, both dates inclusive, during which period, no transfer of ordinary shares will be registered. In order to qualify for the proposed final dividend, all properly completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar not later than 4:00 p.m. on Tuesday, August 2, 2005.

FIVE-YEAR FINANCIAL SUMMARY

A summary of the results for the year and of the assets and liabilities of the Group as at March 31, 2005 and for the last four financial years are set out on page 88.

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in note 31 to the accounts.

DISTRIBUTABLE RESERVES

As at March 31, 2005, the distributable reserves of the Company available for dividend distribution amounted to HK$2,082,202,000 (2004: HK$1,685,102,000).

BANK LOANS

There were no outstanding bank loans as at March 31, 2005.

DONATIONS

Charitable and other donations made by the Group during the year amounted to HK$3,904,000 (2004: HK$1,638,000).

TANGIBLE FIXED ASSETS

Details of the movements in tangible fixed assets of the Group and the Company are set out in note 15 to the accounts.

SHARE CAPITAL

Details of the movements in share capital of the Company are set out in note 29 to the accounts.

Pursuant to an ordinary resolution duly passed at the Extraordinary General Meeting held on May 13, 2005, the authorized share capital of the Company has been increased from HK$500,000,000 divided into 20,000,000,000 shares of HK$0.025 each to HK$527,525,000 divided into 20,000,000,000 ordinary shares of HK$0.025 each and 3,000,000 Series A Cumulative Convertible Preferred Shares, of nominal value HK$9.175 each and state value of HK$1,000 each, with the respective rights and privileges and subject to the restrictions set out in the articles of association of the Company.

SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES

Particulars of the Company's principal subsidiaries, jointly controlled entities and associated companies as at March 31, 2005 are set out in notes 17, 18 and 19 to the accounts respectively.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

MAJOR CUSTOMERS AND SUPPLIERS

During the year, the Group sold less than 30 percent of its goods and services to its five largest customers. The percentages of purchases for the year attributable to the Group's major suppliers are as follows:

The largest supplier	17 percent
Five largest suppliers combined	44 percent

None of the directors of the Company, their associates or any shareholder (which to the knowledge of the directors owns more than 5 percent of the Company's share capital) had an interest in the major suppliers noted above.

SHARE OPTION SCHEMES

At the Extraordinary General Meeting of the Company held on March 25, 2002, the shareholders of the Company approved the adoption of a new share option scheme ("New Option Scheme") and the termination of the old share option scheme ("Old Option Scheme"). Despite the fact that no further options may be granted under the Old Option Scheme, its all other provisions will remain in force to govern the exercise of all the options previously granted.

1. Old Option Scheme

The Old Option Scheme was adopted on January 18, 1994 and was terminated on April 26, 2002. The Old Option Scheme was designed to provide qualified employees with appropriate incentives linked to share ownership. Only employees, including directors, of the Group could participate in the Old Option Scheme. Total number of options must not exceed 10 percent of the issued share capital of the Company. The maximum entitlement of any individual participant thereunder must not exceed 2.5 percent of the shares in issue. The exercise price for options was determined based on not less than 80 percent of the average closing price of the listed ordinary shares for the 5 trading days immediately preceding the date of grant. Options granted were exercisable at any time during a period of 10 years.

As at March 31, 2005, the total number of shares which may be issued on the exercise of the outstanding options granted thereunder is 194,834,000 ordinary shares, representing approximately 2.1 percent of the issued share capital of the Company (including voting and non-voting ordinary shares but not Series A Cumulative Convertible Preferred Shares) as at the date of this report.

2. New Option Scheme

(a) Purpose

The New Option Scheme was effective on April 26, 2002. It serves as a way of providing incentives to and attracting qualified participants for better performance of the Group by allowing them to share increases in the value of the Company.

(b) Qualified participants

1. (i) any employee or officer, executive or non-executive director (or persons proposed to be appointed as such) of the Group;

   (ii) any consultant, professional or other adviser to the Group;

   (iii) any director, executive and senior officer of any associated company of the Company; and

   (iv) the trustee of any trust pre-approved by the directors of which the beneficiary (or in case of discretionary trust, the discretionary objects) include any of the above-mentioned persons; and

2. (i) any customer, supplier, agent, partner, distributor, professional or other advisers of, or consultants or contractors to, the Group; and

   (ii) the trustee of any trust pre-approved by the directors of which the beneficiary (or in case of discretionary trust, the discretionary objects) include any of the above-mentioned persons.

SHARE OPTION SCHEMES *(continued)*

2. New Option Scheme *(continued)*

(c) Maximum number of shares

As at March 31, 2005, the maximum number of ordinary shares available for issue under the New Option Scheme is 419,205,810, representing approximately 4.5 percent of the issued share capital of the Company (including voting and non-voting ordinary shares but not Series A Cumulative Convertible Preferred Shares) as at the date of this report.

(d) Maximum entitlement of each qualified participant

The maximum number of ordinary shares issued and to be issued upon exercise of share options granted to each qualified participant (including both exercised and outstanding options) in any 12-month period up to the date of grant shall not exceed 1 percent of the ordinary shares of the Company in issue. Any further grant of share options in excess of this limit is subject to shareholders' approval in general meeting of the Company.

Share options to be granted to a director or chief executive of the Company or any of their respective associates are subject to approval by the independent non-executive directors of the Company. In addition, any grant of share options to an independent non-executive director of the Company or any of their respective associates, when aggregated with all share options (whether exercised, cancelled or outstanding) already granted to any of them during the 12-month period up to the date of grant, in excess of 0.1 percent of the ordinary shares of the Company in issue and with an aggregate value in excess of HK$5,000,000, is subject to shareholders' approval in general meeting of the Company.

(e) Timing for exercise of options

In respect of any particular option, the directors may in their absolute discretion determine the period within which an option may be exercised provided that such period must expire no later than 10 years from the date upon which the option is deemed to be accepted by the grantee. Option will then lapse to the extent not exercised during the option period.

(f) Acceptance of offers

An option shall be deemed to have been granted and accepted when the duplicate offer letter comprising acceptance of the option duly signed by the grantee shall have been received by the Company on or before the last day for acceptance as set out in the offer letter.

(g) Basis for determination of exercise price

The exercise price must be no less than the highest of: (i) the closing price of the listed ordinary shares on the date of grant; (ii) the average of the closing prices of the listed ordinary shares of the Company for the 5 trading days immediately preceding the date of grant; or (iii) the nominal value of the ordinary shares.

(h) Life of the scheme

The New Option Scheme shall be valid and effective for a period of 10 years from April 26, 2002, the date on which it is deemed to take effect in accordance with its terms.

SHARE OPTION SCHEMES *(continued)*

3. Outstanding options

Particulars of the outstanding options are as follows:

	Options held at April 1, 2004	Options granted during the year	Options exercised during the year	Options cancelled/ lapsed during the year	Options held at March 31, 2005	Exercise price per ordinary share HK$	Grant date (MM.DD.YYYY)	Exercise period (MM.DD.YYYY)
Old Option Scheme								
Directors								
Mr. Chuanzhi Liu	2,250,000	–	–	–	2,250,000	2.876	08.31.2001	08.31.2001 to 08.30.2011
Mr. Yuanqing Yang	6,000,000	–	–	–	6,000,000	4.072	04.16.2001	04.16.2001 to 04.15.2011
	2,250,000	–	–	–	2,250,000	2.876	08.31.2001	08.31.2001 to 08.30.2011
Ms. Xuezheng Ma	2,920,000	–	–	–	2,920,000	4.072	04.16.2001	04.16.2001 to 04.15.2011
	1,600,000	–	–	–	1,600,000	2.876	08.31.2001	08.31.2001 to 08.30.2011
Continuous contract employees	7,712,000	–	–	–	7,712,000	4.038	01.28.2000	01.28.2000 to 01.27.2010
	127,162,000	–	–	16,040,000 Cancelled 36,642,000 Lapsed	74,480,000	4.312	01.15.2001	01.15.2001 to 01.14.2011
	26,630,000	–	–	–	26,630,000	4.072	04.16.2001	04.16.2001 to 04.15.2011
	832,000	–	–	–	832,000	2.904	08.29.2001	08.29.2001 to 08.28.2011
	108,050,000	–	20,000	16,690,000 Cancelled 21,180,000 Lapsed	70,160,000	2.876	08.31.2001	08.31.2001 to 08.30.2011
New Option Scheme								
Directors								
Mr. Chuanzhi Liu	3,000,000	–	–	–	3,000,000	2.245	04.26.2003	04.26.2003 to 04.25.2013
Mr. Maochao Zeng (resigned on April 30, 2005)	1,600,000	–	–	–	1,600,000	2.245	04.26.2003	04.26.2003 to 04.25.2013
Mr. Yuanqing Yang	3,000,000	–	–	–	3,000,000	2.245	04.26.2003	04.26.2003 to 04.25.2013
Ms. Xuezheng Ma	1,600,000	–	–	–	1,600,000	2.245	04.26.2003	04.26.2003 to 04.25.2013
Continuous contract employees	31,788,000	–	918,000	6,040,000 Lapsed	24,830,000	2.435	10.10.2002	10.10.2002 to 10.09.2012
	126,942,000	–	5,764,000	15,762,000 Lapsed	105,416,000	2.245	04.26.2003	04.26.2003 to 04.25.2013
	–	156,278,000	–	–	156,278,000	2.545	04.27.2004	04.27.2004 to 04.26.2014
	–	9,400,000	–	–	9,400,000	2.170	07.08.2004	07.08.2004 to 07.07.2014
Other participants	16,142,000	–	–	–	16,142,000	2.435	10.10.2002	10.10.2002 to 10.09.2012

SHARE OPTION SCHEMES *(continued)*

3. Outstanding options *(continued)*

Notes:

1. In respect of the share option granted on April 27, 2004, the closing price of the listed ordinary shares of the Company immediately before the date on which the options were granted was HK$2.50.

2. In respect of the share option granted on July 8, 2004, the closing price of the listed ordinary shares of the Company immediately before the date on which the options were granted was HK$2.20.

3. Weighted average closing price of the listed ordinary shares of the Company immediately before the dates on which the options were exercised by continuous contract employees under the Old Option Scheme was HK$2.85.

4. Weighted average closing price of the listed ordinary shares of the Company immediately before the dates on which the options were exercised by continuous contract employees under the New Option Scheme was HK$2.84.

4. Valuation of share options

The share options granted are not recognized in the accounts until they are exercised. The directors consider that it is not appropriate to value the share options on the ground that certain crucial factors for such valuation are variables which cannot be reasonably determined at this stage. Any valuation of the share options based on speculative assumptions in respect of such variables would not be meaningful and the results thereof may be misleading to the shareholders. Thus, it is more appropriate to disclose only the market price and exercise price.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, the Company purchased 7,500,000 ordinary shares of HK$0.025 each of the Company at prices ranging from HK$2.025 to HK$2.175 per share through The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The purchase involved a total cash outlay of approximately HK$16,093,000 and was for the purpose of enhancing returns on equity.

Month/Year	Number of ordinary shares repurchased	Highest price per share (HK$)	Lowest price per share (HK$)	Aggregate consideration paid (including expenses) (HK$'000)
June 2004	7,500,000	2.175	2.025	16,093

The repurchased shares were cancelled and accordingly, the issued share capital was reduced by the nominal value thereof. The premium payable on repurchase was charged against the share premium of the Company.

Save as disclosed above, neither the Company nor its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the year.

DIRECTORS

The directors during the year and up to the date of this report were:

Executive directors

Mr. Yuanqing Yang	
Mr. Stephen M. Ward, Jr.	(appointed on April 30, 2005)
Ms. Xuezheng Ma	

Non-executive directors

Mr. Chuanzhi Liu	(re-designated on April 30, 2005)
Mr. Maochao Zeng	(resigned on April 30, 2005)
Mr. Linan Zhu	(appointed on April 30, 2005)
Mr. James G. Coulter	(appointed on May 17, 2005)
Mr. William O. Grabe	(appointed on May 17, 2005)
Mr. Weijian Shan	(appointed on May 17, 2005)
Mr. Justin T. Chang (Alternate director to Mr. James G. Coulter)	(appointed on May 17, 2005)
Mr. Vince Feng (Alternate director to Mr. William O. Grabe)	(appointed on May 17, 2005)
Mr. Daniel A. Carroll (Alternate director to Mr. Weijian Shan)	(appointed on May 26, 2005)
Mr. Ricky Wai Kei Lau (Alternate director to Mr. Weijian Shan)	(appointed on May 17, 2005 and resigned on May 26, 2005)

Independent non-executive directors

Mr. Wai Ming Wong
Professor Chia-Wei Woo
Mr. Lee Sen Ting

In accordance with articles 92 and 101 of the Company's articles of association, Mr. Yuanqing Yang, Mr. Stephen M. Ward, Jr., Ms. Xuezheng Ma, Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Weijian Shan and Professor Chia-Wei Woo retire and, being eligible, offer themselves for re-election at the forthcoming Annual General Meeting.

The Company has received from each of independent non-executive directors an annual confirmation of his independence pursuant to rule 3.13 of the Listing Rules. The Company considers they are independent.

BIOGRAPHY OF DIRECTORS AND SENIOR MANAGEMENT

Biography of directors

Executive directors

Mr. Yuanqing Yang, 40, is the Chairman of the Board. Mr. Yang is a former Chief Executive Officer of the Company and has been an executive director since December 16, 1997. He has more than 15 years of experience in the field of computer, graduating from the Department of Computer Science at the University of Science and Technology of China with a master's degree in 1989. Mr. Yang is also an independent non-executive director of UFIDA Software Co. Ltd. (listed on the Shanghai Stock Exchange).

Mr. Stephen M. Ward, Jr., 50, is the President and Chief Executive Officer. Mr. Ward became an executive director of the Company on April 30, 2005. Prior to joining the Group, Mr. Ward spent over 26 years with IBM, where he held a number of senior management positions. Most recently, he was the Senior Vice President and General Manager of IBM's Personal Systems Group, responsible for IBM's Personal Computing Division, Retail Store Solutions Division and Printing Systems Division. He holds a bachelor of Science degree in Mechanical Engineering from California Polytechnic at San Luis Obispo. Mr. Ward is also a director of Carpenter Technology Corporation (NYSE listed), and is a prior board member of E2open.

Ms. Xuezheng Ma, 52, is the Senior Vice President and Chief Financial Officer. Ms. Ma has been an executive director of the Company since May 15, 1997. She has more than 27 years of experience in financial and executive management. She graduated from Capital Normal University in 1976 with a bachelor of Arts degree. Ms. Ma is also an independent non-executive director of Standard Chartered Bank (Hong Kong) Limited (listed on the Stock Exchange) and Sohu.com Inc. (NASDAQ listed).

Non-executive directors

Mr. Chuanzhi Liu, 61, has been re-designated as a non-executive director of the Company on April 30, 2005 when he ceased to be the Chairman of the Board. Mr. Liu had been the Chairman of the Board and an executive director of the Company since February 8, 1994 and November 8, 1993 respectively. He has more than 35 years of experience in the computer industry. He graduated from the Department of Radar Communications at Xian Military Communications Engineering College of China in 1966. Mr. Liu is also a director of Legend Holdings Limited, the controlling shareholder of the Company.

Biography of directors *(continued)*

Non-executive directors (continued)

Mr. Linan Zhu, 43, has been a non-executive director of the Company since April 30, 2005. He has more than 18 years of management experience. He graduated with a master's degree in Electronic Engineering from Shanghai Jiao Tong University in 1987. He was a Senior Vice President of the Group. Mr. Zhu is also a director of Legend Holdings Limited, the controlling shareholder of the Company.

Mr. James G. Coulter, 45, has been a non-executive director of the Company since May 17, 2005. Mr. Coulter is a founding partner of Texas Pacific Group. Prior to forming Texas Pacific Group, he was a Vice President of Keystone Inc. and a financial analyst with Lehman Brothers Kuhn Leob Inc. Mr. Coulter also serves on the board of directors of Seagate Technology Inc. (NYSE listed) and Zhone Technologies Inc. (NASDAQ listed).

Mr. William O. Grabe, 67, has been a non-executive director of the Company since May 17, 2005. Mr. Grabe is a Managing Director of General Atlantic LLC and has been with the General Atlantic Group since 1992. Prior to that, he served as the Vice President and Corporate Officer of IBM. Mr. Grabe is also a director of Bottomline Technologies Inc. (NASDAQ listed), Digital China Holdings Limited (Stock Exchange listed), Patni Computer Systems Limited (Mumbai Stock Exchange listed), Gartner Inc. (NYSE listed) and Compuware Corporation (NASDAQ listed).

Mr. Weijian Shan, 51, has been a non-executive director of the Company since May 17, 2005. Mr. Shan is Co-Managing Partner of Newbridge Capital, and serves on the board of directors at BOC Hong Kong (Holdings) Limited, China Unicom Limited, TCC International Holdings Limited (each of which is listed on the Stock Exchange) and Baoshan Iron & Steel Company Limited (listed on the Shanghai Stock Exchange). Mr. Shan holds a PhD from the University of California Berkeley.

Alternate directors

Mr. Justin T. Chang, 38, has been an alternate director to Mr. James G. Coulter since May 17, 2005. Mr. Chang is a partner of Texas Pacific Group and co-heads the firm's investment activities in technology and related industries. Mr. Chang received his MBA from Harvard Business School and his bachelor degree, cum laude, in Economics and Political Science from Yale University. Mr. Chang is also a director of ON Semiconductor Corporation (NASDAQ listed).

Mr. Vince Feng, 32, has been an alternate director to Mr. William O. Grabe since May 17, 2005. Mr. Feng is a Managing Director of General Atlantic LLC. Mr. Feng has overall responsibility for the East Asia investment activities of General Atlantic LLC. He has been with the General Atlantic Group since 1998. Prior to that, Mr. Feng worked at Goldman Sachs (Asia) LLC. He is also a director of Data Systems Consulting Co., Ltd. (Taiwan Stock Exchange listed).

Mr. Daniel A. Carroll, 44, has been an alternate director to Mr. Weijian Shan since May 26, 2005. Mr. Carroll is Co-Managing Partner of Newbridge Capital. He joined Newbridge in 1995 and has been responsible for raising and investing the firm's three investment funds and building the firm's Asia-based investment teams. Mr. Carroll runs Newbridge's investment committee and, together with Mr. Weijian Shan, oversees the firm's investment strategy and operations. Prior to that, Mr. Carroll spent nine years with Hambrecht & Quist Group. He holds a bachelor degree in Economics from Harvard University and an MBA from the Stanford University Graduate School of Business. Mr. Carroll is also currently a director of Advanced Interconnect Technologies and Shenzhen Development Bank (listed on the Shenzhen Stock Exchange).

Independent non-executive directors

Mr. Wai Ming Wong, 47, has been an independent non-executive director of the Company since March 30, 1999. Mr. Wong is a chartered accountant and has extensive knowledge and experience in investment banking. He is an executive director and the Chief Executive Officer of Roly International Holdings Ltd. (Singapore listed).

Professor Chia-Wei Woo, 67, has been an independent non-executive director of the Company since August 23, 1999. Professor Woo is Senior Advisor to The Shui On Group, and is also President Emeritus and University Professor Emeritus of Hong Kong University of Science and Technology. He serves on the Hong Kong Special Administrative Region's Commission on Strategic Development, Council of Advisors on Innovation and Technology, and also the Chinese People's Political Consultative Conferences. In addition, Professor Woo is an independent non-executive director of First Shanghai Investments Ltd., Shanghai Industrial Holdings Ltd., IDT International Limited, Synergis Holdings Ltd. and Tidetime Sun (Group) Ltd. (all listed on the Stock Exchange).

Mr. Lee Sen Ting, 62, has been an independent non-executive director of the Company since February 27, 2003. He has extensive knowledge and experience in IT industry and is the Managing Director of W.R. Hambrecht + Co. and Board Director of Microelectronics Technology Inc. He is also a former corporate vice president of Hewlett-Packard Company, where he worked for more than 30 years. Mr. Ting obtained a bachelor of Science degree in Electrical Engineering from the Oregon State University in 1965. He attended graduate studies in the same field at Stanford University and is a graduate of the Stanford Executive Program.

BIOGRAPHY OF DIRECTORS AND SENIOR MANAGEMENT *(continued)*

Biography of directors *(continued)*

Ex-Directors

Mr. Maochao Zeng, 72, has ceased to be a non-executive director of the Company since April 30, 2005 after being a director of the Company since 1995. Mr. Zeng graduated from the Department of Electrical Engineering at Shanghai Jiao Tong University in 1957. He was the Director and Professor of the Institute of Computing Technology of the Chinese Academy of Sciences. He has over 47 years of experience in the field of computer. Mr. Zeng is also a director of Legend Holdings Limited, the controlling shareholder of the Company.

Mr. Ricky Wai Kei Lau, 35, ceased to be an alternate director to Mr. Weijian Shan on May 26, 2005 after serving as his alternate director since May 17, 2005. Mr. Lau is a director of Newbridge Capital Limited and holds a bachelor degree from the University of British Columbia in Canada.

Biography of senior management

Mr. Deepak Advani, 41, joined the Group in May 2005 and is currently the Senior Vice President and Chief Marketing Officer of Lenovo Group. Before joining the Group, Mr. Advani was the Vice President, Marketing, of IBM's Personal Computing Division. He spent 12 years with IBM and has expertise in business strategy and brand management. He holds a bachelor of Science degree in Computer Science, a master's degree in Computer Engineering and an MBA from The Wharton School.

Mr. Shaopeng Chen, 36, joined the Group in 1993 and is currently the Vice President, responsible for sales and the key account business of Lenovo China. Mr. Chen has expertise in the sales and marketing of IT products and held various senior positions in regional sales, the commercial desktop PC business, and sales and marketing. Mr. Chen graduated in 1992 from the Department of Computer Science at the Beijing Technology and Business University with a bachelor degree in Engineering. Mr. Chen obtained his EMBA master's degree in Business and Administration from Tsinghua University in 2004.

Mr. Milko Van Duijl, 43, joined the Group in May 2005 and is currently the Vice President and General Manager for EMEA (Europe, Middle East and Africa) of Lenovo Group. Before joining the Group, Mr. Duijl was the Vice President, EMEA, of IBM's Personal Computing Division. He spent 16 years with IBM and has diverse expertise across the entire spectrum of the Technology business. He holds a doctorandus title/MBA from the University of Rotterdam and a BBA from University of Nijenrode.

Mr. Zhiqiang He, 42, joined the Group in 1986 and is currently the Senior Vice President for research and technology of Lenovo Group. He has expertise in R&D of computer products, development of R&D system and R&D project management. He graduated with a master's degree in Computer Sciences from the Institute of Computing Technology of the Chinese Academy of Sciences.

Dr. Peter D. Hortensius, 45, joined the Group in May 2005 and is currently the Senior Vice President for worldwide product development of Lenovo. Before joining the Group, Dr. Hortensius was the Vice President, Products and Offerings, for IBM's Personal Computing Division. He spent 17 years with IBM and has expertise in development and research, including hardware, software, systems design, and product development. He holds a doctorate degree in Electrical Engineering from the University of Manitoba in Canada, which he received in 1988.

Mr. Jun Liu, 36, joined the Group in 1993 and is currently the Senior Vice President and Chief Operating Officer of Lenovo China. Mr. Liu has extensive experience in the operation of IT business and corporate strategy management. He held various senior positions for PC design & development, desktop computer business unit, consumer IT business group, corporate operation, and corporate strategy. Mr. Liu graduated in 1993 from the Department of Automation, Tsinghua University, with a bachelor of Engineering degree and received the EMBA master's degree from Tsinghua University in 2005.

Mr. Zhijun Liu, 40, joined the Group in 1989 and is currently the Vice President, responsible for mobile handset business since 2002. Mr. Liu has extensive experience in the research, production, marketing, and corporate operation and management in mobile handset business. He graduated in 1989 with a master's degree in Computational Mechanics, Institute of Engineering Mechanics from Dalian University of Technology.

Mr. Yan Lu, 40, joined the Group in 1992 and is currently the Vice President, responsible for PC marketing & product development and seed business of Lenovo China. Mr. Lu has expertise in project R&D, operations and marketing, and held various senior positions for the R&D of desktops, motherboard business, handheld device business and information product business. He graduated in 1989 with a master's degree in the Department of Automatic Control from the Beijing Institute of Technology.

Ms. Carol Makovich, 51, joined the Group in May 2005 and is currently the Vice President for communications of Lenovo Group. Before joining the Group, Ms. Makovich was the Vice President, Communications, of IBM's Personal Systems Group. She spent 5 years with IBM and has expertise across a range of communications areas such as media relations, internal communications, field communications, IT analyst relations, web communications, and corporate financial communications. She holds three degrees – – in journalism, communications, and business – – from: University of Rhode Island, B.A. in 1975; Fairfield University, M.A. in 1979; and University of Connecticut, M.B.A. in 1981.

BIOGRAPHY OF DIRECTORS AND SENIOR MANAGEMENT *(continued)*

Biography of senior management *(continued)*

Mr. Ravi Marwaha, 62, joined the Group in May 2005 and is currently the Senior Vice President for worldwide sales of Lenovo Group. Before joining the Group, Mr. Marwaha was the Vice President of worldwide sales for IBM's Personal Systems Group. He spent 36 years with IBM and has expertise in hardware product sales, channel sales, emerging market sales, small and medium business sales, distribution channel marketing, marketing management, and profit center management. He holds a bachelor of Engineering degree with honors from the University of Jabalpur, India.

Mr. Bill Matson, 45, joined the Group in May 2005 and is currently the Senior Vice President for human resources of Lenovo Group. Before joining the Group, he worked at IBM's Business Transformation Outsourcing organization. He spent 24 years with IBM and has experience in a wide range of human resources roles, including staffing, benefits, executive development, compensation and employee relations, supporting the manufacturing, development, marketing, sales and services segments. Mr. Matson graduated with honors from Cornell University's School of Industrial and Labor Relations.

Ms. Fran O'Sullivan, 46, joined the Group in May 2005 and is currently the Senior Vice President and Chief Operating Officer of Lenovo International. Before joining the Group, Ms. O'Sullivan was the General Manager of the Personal Computing Division of IBM. She spent 24 years with IBM, where she gained engineering and management expertise in development, manufacturing, procurement, and technical and business operations. She graduated from the University of Virginia with a bachelor of Science degree in Electrical Engineering in 1980.

Mr. Song Qiao, 37, joined the Group in 1991 and is currently the Senior Vice President and Chief Procurement Officer of Lenovo Group. He has expertise in product development, sales and marketing, and supply chain and procurement logistic management, and held various senior positions in the supply chain management, notebook computer business, commercial PC division and international business. Mr. Qiao graduated with a bachelor of Engineering degree from the Department of Computer Science and Technology at Tsinghua University in 1991.

Mr. Scott D. Smith, 47, joined the Group in May 2005 and is currently the Vice President and General Manager for The Americas of Lenovo Group. Before joining the Group, Mr. Smith was the Vice President, Americas of the Personal Computing Division of IBM, IBM Americas. He spent 22 years with IBM and has expertise in sales, marketing, service delivery and business line management. He holds a bachelor of Science degree in Marketing and Industrial Distribution from Clarkson University.

Mr. Andrew Sotiropoulos, 41, joined the Group in May 2005 and is currently the Vice President and General Manager for Asia Pacific of Lenovo Group. Before joining the Group, Mr. Sotiropoulos was the Vice President, Asia-Pacific, at Personal Systems Group of IBM. He spent 20 years with IBM and has expertise in sales and marketing, emerging markets, small and medium businesses, and business partners. He holds a bachelor of Science degree in Economics from University of Sydney, which he received in 1985.

Ms. Xiaoyan Wang, 43, joined the Group in 1994 and is currently the Senior Vice President and the Chief Administrative Officer of Lenovo China. She has extensive experience in establishment of IT information system, finance and administration, and was responsible for information technology development, financial control, administration and logistic functions. She graduated in 1988 with a master's degree in Engineering from the Beijing Institute of Technology.

Qualified Accountant

Mr. Wai Kwong Wong, 39, is also the Assistant Treasurer of the Group. Mr. Wong is a fellow member of the Association of Chartered Certified Accountants and holds a bachelor of Arts degree in Accountancy. He has gained extensive experience in auditing, accounting, treasury management and corporate finance from international accounting firm and listed company in Hong Kong. He joined the Group in 1995.

DIRECTORS' SERVICE CONTRACTS

On April 30, 2005, the Company entered into a service contract with Mr. Stephen M. Ward, Jr. The service contract is for a term of three years and may be terminated by either party serving 30 days' written notice on the other. Certain provisions of the service contract provide that upon termination of the service contract, Mr. Ward may be entitled to compensation and any other payments equivalent to more than one year's emoluments depending on a number of factors. The service contract will require shareholders' approval pursuant to rule 13.68 of the Listing Rules.

Save as disclosed above, none of the directors who are proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance in relation to the Group's business to which the Company or its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' INTERESTS

As at March 31, 2005, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register maintained by the Company under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuer in the Listing Rules were as follows:

Interests in the shares and underlying shares of the Company

		Capacity and number of shares/underlying shares held			
Name of Director	**Interests in shares/ underlying shares**	**Personal interests**	**Family interests**	**Trust**	**Aggregate interests**
Mr. Chuanzhi Liu	Ordinary shares	16,010,000	976,000	–	16,986,000
	Share options	5,250,000	–	–	5,250,000
					22,236,000
Mr. Maochao Zeng (resigned on April 30, 2005)	Ordinary shares	8,080,000	600,000	–	8,680,000
	Share options	1,600,000	–	–	1,600,000
					10,280,000
Mr. Yuanqing Yang	Ordinary shares	10,200,000	–	–	10,200,000
	Share options	11,250,000	–	–	11,250,000
					21,450,000
Ms. Xuezheng Ma	Ordinary shares	15,834,000	–	7,240,000	23,074,000
	Share options	6,120,000	–	–	6,120,000
					29,194,000

Note: Particulars of directors' interests in the share options of the Company are set out under the section "Share Option Schemes".

Save as disclosed above, as at March 31, 2005, none of the directors or chief executive of the Company or their associates had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register maintained by the Company under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

As at March 31, 2005, the following persons (not being a director or chief executive of the Company) had an interest or short position in the shares or underlying shares of the Company as recorded in the register maintained by the Company under section 336 of the SFO:

Name	Nature of interests in long position	Nature of interests in short position	Capacity and number of shares/underlying shares held: Beneficial owner	Corporate interests	Aggregate long/short position	Percentage of ordinary shares *(note 7)*
Legend Holdings Limited *(note 1)*	Voting ordinary shares	–	2,787,340,724	1,469,311,247 *(note 2)*	4,256,651,971	56.9%
	–	Voting ordinary shares	119,704,000	–	119,704,000	1.6%
Employees' Shareholding Society of Legend Holdings Limited *(note 3)*	Voting ordinary shares	–	–	4,256,651,971	4,256,651,971	56.6%
	–	Voting ordinary shares	–	119,704,000	119,704,000	1.6%
International Business Machines Corporation *(note 4)*	Voting ordinary shares	–	821,234,569	–	821,234,569	N/A
	Non-voting ordinary shares	–	921,636,459	–	921,636,459	N/A
TPG Advisors IV, Inc.	Underlying shares	–	–	708,144,192	708,144,192	N/A
TPG GenPar IV, L.P.	Underlying shares	–	–	708,144,192	708,144,192	N/A
TPG Partners IV, L.P.	Underlying shares	–	–	708,144,192	708,144,192	N/A
TPG IV Acquisition Company LLC *(note 5)*	Underlying shares	–	708,144,192	–	708,144,192	N/A
Mr. David Bonderman *(note 6)*	Underlying shares	–	–	885,180,240	885,180,240	N/A

Notes:

1. The English company name "Legend Holdings Limited" is a direct transliteration of its Chinese company name.
2. The shares were beneficially held by Right Lane Limited, a direct wholly-owned subsidiary of Legend Holdings Limited.
3. Employees' Shareholding Society of Legend Holdings Limited is an equity holder of Legend Holdings Limited which in turn wholly owns Right Lane Limited. Therefore, it is taken to be interested, or has short positions, in any shares in which they are interested or have short positions.
4. The shares were subsequently allotted to International Business Machines Corporation ("IBM") at the initial closing of the Company's acquisition of IBM's global desktop computer and notebook computer business. The initial closing took place on April 30, 2005. The non-voting ordinary shares have the same rights as the voting ordinary shares save that the non-voting ordinary shares shall not carry any voting rights until they are converted into listed voting ordinary shares.
5. TPG IV Acquisition Company LLC is indirectly wholly owned by TPG Advisors IV, Inc. The contract giving it rights in the underlying shares is set out under the section "Transactions in the Company's securities".
6. Mr. David Bonderman has an interest in underlying shares by virtue of his shareholding in TPG Advisors IV, Inc. and Tarrant Advisors, Inc.
7. The calculation of percentage figure is based on number of issued shares as a percentage of the number of issued share capital of the Company as at March 31, 2005.

Save as disclosed above, as at March 31, 2005, no other interest or short position in the shares or underlying shares of the Company were recorded in the register maintained by the Company under section 336 of the SFO.

TRANSACTIONS IN THE COMPANY'S SECURITIES

1. On December 7, 2004, the Company and IBM entered into an Asset Purchase Agreement, pursuant to which the Company agreed to acquire IBM's global desktop computer and notebook computer business (the "Acquisition"). The initial closing of the Acquisition took place on April 30, 2005. The Company paid US$650 million in cash to IBM and allotted and issued to IBM 821,234,569 listed voting ordinary shares and 921,636,459 unlisted non-voting ordinary shares, credited as fully paid up at the issue price of HK$2.675 per share. On May 17, 2005, 110,635,946 unlisted non-voting ordinary shares held by IBM were converted into an equal number of listed voting ordinary shares. Rights and restrictions attached to the non-voting ordinary shares were disclosed in the circular of the Company in relation to the Acquisition dated December 31, 2004.

   On May 1, 2005, the Company entered into a Repurchase Agreement with IBM pursuant to which IBM agreed to sell and the Company agreed to purchase 435,717,757 of the non-voting ordinary shares, issued to IBM to satisfy part of the consideration for the Acquisition. Total cash consideration payable by the Company for repurchase of such shares is approximately US$152,221,909 which is equivalent to HK$2.725 per share. As at the date of this report, the conditions precedent to the closing of the Repurchase Agreement have not yet been satisfied.

2. On March 30, 2005, the Company entered into an Investment Agreement with TPG IV Acquisition Company LLC, General Atlantic Partners (Bermuda), L.P., GAPSTAR, LLC, GAP Coinvetments III, LLC, GAP Coinvestments IV, LLC, GAPCO GmbH & Co. KG and Newbridge Asia Acquisition Company LLC (the "Investors") pursuant to which the Investors agreed to subscribe for, and the Company agreed to issue, 2,730,000 unlisted Series A Cumulative Convertible Preferred Shares at an issue price of HK$1,000 per share and 237,417,474 unlisted warrants to subscribe for same number of ordinary shares at an initial exercise price of HK$2.725 per share, subject to certain anti-dilution adjustments, for an aggregate cash consideration of US$350 million. The Company intends to apply the net proceeds from the issuance of the Series A Cumulative Convertible Preferred Shares and the warrants to the repurchase of 435,717,757 non-voting shares allotted and issued to IBM and the balance for general corporate purposes. The closing of the Investment Agreement took place on May 17, 2005. The Company, against full payment of the consideration, allotted and issued to the Investors and their respective affiliates:

	Number of Series A Cumulative Convertible Preferred Shares	Number of Warrants
TPG IV Acquisition Company LLC and affiliates that are under common control with such entity	1,560,000	135,667,128
General Altantic Partners (Bermuda), L.P., GAPSTAR, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG and affiliates that are under common control with such entities	780,000	67,833,564
Newbridge Asia Acquisition Company LLC	390,000	33,916,782
	2,730,000	237,417,474

   As at the date of this report, these securities have not yet been converted or exercised into ordinary shares.

   The material terms of Series A Cumulative Convertible Preferred Shares and warrants as documented under the Investment Agreement and the deed poll constituting the warrants were disclosed in the circular of the Company in relation to the Investment Agreement dated April 20, 2005.

RETIREMENT SCHEME ARRANGEMENTS

For the period from April 1, 1998 to November 30, 2000, the Group provided all qualified Hong Kong employees with a defined contribution scheme, which was established under the Occupational Retirement Schemes Ordinance. Under the rules of the scheme, all participating employees were required to contribute 5 percent of their basic monthly salary, whereas the employer's contribution is at 5 percent, 7.5 percent and 10 percent in pursuance of each participating employee's continuous years of service and as specified in accordance with the rules of the scheme. The assets of the scheme are continuously held under a provident fund managed by an independent trustee. Also, with the implementation of the Mandatory Provident Fund by the Government of the Hong Kong Special Administrative Region effective on December 1, 2000, the Group and employees discontinued contributions to the scheme. Although the scheme was frozen, the employees are entitled to 100 percent of the employer's contribution with investment return after ten complete years of service, or at an increasing scale of between 30 percent to 90 percent after completion of three to nine years' service. Where there are employees who leave the Group prior to vesting fully in such contributions, the forfeited contributions will be refunded to the Group.

RETIREMENT SCHEME ARRANGEMENTS *(continued)*

Under the Mandatory Provident Fund scheme established by the Group, all qualified employees are required to contribute 5 percent of their basic salary plus commission, bonus, gratuity expensed in monetary terms (subject to the ceiling under the requirements set out in the Mandatory Provident Fund legislation) whereas the employer's contribution is at 7.5 percent and 10 percent respectively after completion of five and ten years of service.

The Group also participates in respective local municipal government retirement schemes in the Chinese mainland whereby it is required to make an annual contribution of no more than 20 percent of three times the monthly average salaries as set out by the local municipal government each year. The local municipal governments undertake to assume the retirement benefit obligations of all retirees of the qualified employees in the Chinese mainland.

CONNECTED TRANSACTIONS

During the year, the following transactions constitute connected transactions of the Company and require disclosure in the annual report pursuant to rule 14A.45 of the Listing Rules.

1. On May 18, 2004, Lenovo Pioneer Limited, the Company's subsidiary, entered into a Master Agreement with Peak Champion Investments Limited pursuant to which Lenovo Pioneer Limited agreed to sell and Peak Champion Investments Limited agreed to acquire, directly or indirectly, 25 percent of the entire equity interest in Lenovo Networks (Shenzhen) Limited at a cash consideration of RMB17,550,000. Peak Champion Investments Limited is an associate of the controlling shareholder of the Company and thus a connected person within the meaning of the Listing Rules. By disposing of part of the equity interest, the Group could focus on its core business and efficiently allocate resources according to its strategic priorities.

2. On October 27, 2003, Lenovo (Beijing) Limited, the Company's subsidiary, entered into a Services Agreement with Shenzhen Zhiqin International Freight Forwarding Co., Ltd. pursuant to which Shenzhen Zhiqin International Freight Forwarding Co., Ltd. together with its group companies agreed to provide logistics services to the Group for a term of 2 years. Shenzhen Zhiqin International Freight Forwarding Co., Ltd. is an associate of the controlling shareholder of the Company and thus a connected person within the meaning of the Listing Rules.

   For the purpose of compliance with the Listing Rules, maximum aggregate annual values for such transaction were set. The cap amount of logistic services in a financial year are HK$10 million or 3 percent of the consolidated net tangible assets of the Company as disclosed in the latest published audited accounts of the Company, whichever is the higher.

3. On May 17, 2004, the Company and Digital China Holdings Limited entered into Master Agreements to govern the purchase of computers and IT products from the Group by Digital China Holdings Limited and its subsidiaries (the "DCHL Purchases Arrangement") and their sale of IT products and provision of technical services to the Group (the "DCHL Sales Arrangement") for a term of three years commencing from April 1, 2004. Digital China Holdings Limited is an associate of the controlling shareholder of the Company and thus a connected person within the meaning of the Listing Rules.

   Digital China Holdings Limited was a subsidiary of the Company before its spin-off from the Group for separate listing on the Stock Exchange in June 2001. The DCHL Purchases Arrangement and the DCHL Sales Arrangement had been entered into as intra-group transactions prior to the spin-off. The products offered by each of the two groups complement the business or product requirements of the other.

   For the purpose of rule 14A.35(2) of the Listing Rules, maximum aggregate annual values for such transactions were set. The cap amount of purchases effected under DCHL Sales Arrangement for each of the three financial years ending March 31, 2007 are HK$47 million, HK$77 million and HK$118 million respectively. The cap amount of sales effected under DCHL Purchases Arrangement for each of the three financial years ending March 31, 2007 are HK$73 million, HK$81 million and HK$88 million respectively.

4. Prior to June 1, 2004, QDI Holdings Limited was a subsidiary of the Group. Ramaxel Technology Limited, being an associate of the substantial shareholder of QDI Holdings Limited, together with QDI Holdings Limited were connected persons within the meaning of the Listing Rules. Thus, the business transactions between the Group and Ramaxel Technology Limited and between the Group and QDI Holdings Limited were connected transactions.

   For the purpose of rule 14A.35(2) of the Listing Rules, maximum aggregate annual values for such transactions were set. The respective cap amount of purchase of IT products from, and the sales to, Ramaxel Techology Limited for each of the three financial years ending March 31, 2006 are HK$1,300 million or 5 percent of the audited consolidated turnover of the Group in that financial year, whichever is the higher. The cap amount of purchase of IT products from QDI Holdings Limited and its subsidiaries for each of the three financial years ending March 31, 2006 are HK$860 million or 4 percent of the audited consolidated turnover of the Group in that financial year, whichever is the higher. The cap amount of sales of IT products to QDI Holdings Limited and its subsidiaries for each of the three financial years ending March 31, 2006 are HK$260 million or 1.5 percent of the audited consolidated turnover of the Group in that financial year, whichever is the higher.

CONNECTED TRANSACTIONS *(continued)*

In accordance with rule 14A.37 of the Listing Rules, the independent non-executive directors of the Company have reviewed the continuing connected transactions. The transactions have been entered into:

(1) in the ordinary and usual course of business of the Group;

(2) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to or from (as appropriate) independent third parties; and

(3) in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the shareholders of the Group as a whole.

Related party transactions for the year are set out in note 32 to the accounts.

AUDITORS

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the directors of the Company, as at the date of this report, there is sufficient public float of more than 25 percent of the Company's issued shares as required under the Listing Rules.

On behalf of the Board



Yuanqing Yang
Chairman

Hong Kong, June 8, 2005



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong
Telephone: (852) 2289 8888
Facsimile: (852) 2810 9888

AUDITORS' REPORT TO THE SHAREHOLDERS OF LENOVO GROUP LIMITED

(incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 48 to 87 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at March 31, 2005 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, June 8, 2005

Consolidated Profit and Loss Account

For the year ended March 31, 2005

	Note	2005 HK$'000	2004 HK$'000
Turnover	4	**22,554,678**	23,175,944
Earnings before interest, taxation, depreciation and amortization expenses		**1,173,616**	1,125,129
Depreciation expenses		**(184,490)**	(211,161)
Amortization of intangible assets	6	**(58,078)**	(34,999)
Impairment of assets	6	**(51,364)**	–
Gains on disposal of investments	6	**156,958**	47,558
Finance income		**105,677**	93,368
Profit from operations	5	**1,142,319**	1,019,895
Finance costs	7	**(6,667)**	(2,881)
		1,135,652	1,017,014
Share of losses of jointly controlled entities		**(12,327)**	(39,053)
Share of profits of associated companies		**4,182**	16,891
Profit before taxation	6	**1,127,507**	994,852
Taxation	8	**(35,184)**	20,150
Profit after taxation		**1,092,323**	1,015,002
Minority interests		**27,823**	37,883
Profit attributable to shareholders	11	**1,120,146**	1,052,885
Dividends	12	**388,806**	373,704
Earnings per share			
– Basic	13	**14.99 HK cents**	14.09 HK cents
– Fully diluted	13	**14.97 HK cents**	13.99 HK cents

Balance Sheets

As at March 31, 2005

	Note	Group 2005 HK$'000	Group 2004 HK$'000	Company 2005 HK$'000	Company 2004 HK$'000
Non-current assets					
Intangible assets	14	513,078	646,986	-	-
Tangible fixed assets	15	878,144	987,272	25,130	32,115
Construction-in-progress	16	257,159	260,377	-	-
Investments in subsidiaries	17(a)	-	-	2,327,875	2,327,875
Investments in jointly controlled entities	18(a)	191,523	124,124	-	-
Investments in associated companies	19	52,067	112,682	-	-
Investment securities	20	62,970	75,982	4,413	-
Deferred tax assets	21	53,498	34,718	-	-
Other non-current assets	22	569,673	-	565,340	-
		2,578,112	2,242,141	2,922,758	2,359,990
Current assets					
Inventories	23	878,900	1,393,018	-	-
Amounts due from subsidiaries	17(b)	-	-	3,965,624	3,218,602
Trade receivables	24(a)	851,337	1,230,944	-	-
Notes receivable	24(b)	1,137,174	520,321	-	-
Deposits, prepayments and other receivables		567,046	301,513	19,595	81,548
Tax recoverable		-	4,033	-	-
Cash and cash equivalents	25	3,019,385	2,650,071	401,939	1,107,976
		6,453,842	6,099,900	4,387,158	4,408,126
Current liabilities					
Amounts due to subsidiaries	17(b)	-	-	115,494	115,511
Trade payables	26(a)	2,276,070	2,155,057	-	-
Notes payable	26(b)	195,032	356,531	-	-
Accruals and other payables	27	716,906	616,897	163,643	15,189
Amounts due to jointly controlled entities	18(b)	108,446	108,471	-	-
Tax payable		493	5,031	-	-
Current portion of long-term liabilities	28	175,866	55,453	-	-
		3,472,813	3,297,440	279,137	130,700
Net current assets		2,981,029	2,802,460	4,108,021	4,277,426
Total assets less current liabilities		5,559,141	5,044,601	7,030,779	6,637,416
Financed by:					
Share capital	29	186,870	186,890	186,870	186,890
Reserves	31	5,017,528	4,301,834	6,843,909	6,450,526
Shareholders' funds		5,204,398	4,488,724	7,030,779	6,637,416
Minority interests		23,609	29,330	-	-
Long-term liabilities	28	331,134	526,547	-	-
		5,559,141	5,044,601	7,030,779	6,637,416

On behalf of the Board

Liu Chuan Zhi

Chuanzhi Liu
Director

Yang Yuanqing

Yuanqing Yang
Director

Consolidated Cash Flow Statement

For the year ended March 31, 2005

	Note	2005 HK$'000	2004 HK$'000
Operating activities			
Net cash inflow generated from operations	36	**1,214,223**	748,993
Finance income		**105,677**	93,368
Finance costs		**(6,667)**	(2,881)
Tax paid		**(53,688)**	(21,696)
Net cash inflow from operating activities		**1,259,545**	817,784
Investing activities			
Purchase of tangible fixed assets		**(74,611)**	(96,218)
Sale of tangible fixed assets		**20,352**	8,059
Payment for construction-in-progress		**(102,159)**	(268,135)
Payment for patent acquired		**-**	(4,912)
Purchase of investment securities		**(80,500)**	(43,552)
Sale of investment securities		**137,033**	79,845
Partial payment for acquisition of a business		**(411,022)**	-
Net cash outflow in respect of disposal of businesses	39	**(45,958)**	-
Proceeds from disposal of an associated company		**63,669**	5,660
Investments in associated companies		**(6,399)**	-
Dividends received from an associated company		**3,813**	5,490
Settlement of loan from a jointly controlled entity		**10,000**	-
Net cash inflow in respect of acquisition of subsidiaries		**-**	5,449
Proceeds from partial disposal of a subsidiary		**-**	11,792
Net cash outflow from investing activities		**(485,782)**	(296,522)
Net cash inflow before financing		**773,763**	521,262
Financing activities	37		
Exercise of share options and issue of new shares		**15,233**	28,736
Repurchase of shares		**(16,093)**	(28,394)
Capital injection from minority shareholders		**-**	11,604
Dividends paid		**(403,570)**	(761,814)
Dividend paid to minority shareholders		**-**	(4,594)
Loan from a minority shareholder		**-**	75,000
Net cash outflow from financing		**(404,430)**	(679,462)
Increase/(decrease) in cash and cash equivalents		**369,333**	(158,200)
Cash and cash equivalents at the beginning of the year		**2,650,071**	2,808,323
Effect of foreign exchange rate changes		**(19)**	(52)
Cash and cash equivalents at the end of the year		**3,019,385**	2,650,071

Consolidated Statement of Changes in Equity

For the year ended March 31, 2005

	Note	**2005 HK$'000**	2004 HK$'000
Total equity at the beginning of the year		**4,488,724**	4,188,521
(Deficit)/surplus in fair market value of investment securities	31	**(4,247)**	20,144
Exchange differences arising from translation of subsidiaries, associated companies and jointly controlled entities	31	**(111)**	270
Net (losses)/gains not recognized in the consolidated profit and loss account		**(4,358)**	20,414
Profit for the year	31	**1,120,146**	1,052,885
Reserves written off on disposal of subsidiaries	31	**(2,377)**	–
Reserves realized on disposal of investment securities	31	**(12,908)**	(11,624)
Total recognized gains		**1,100,503**	1,061,675
Impairment of investments	31	**19,601**	–
Exercise of share options	31	**15,233**	28,736
Repurchase of shares	31	**(16,093)**	(28,394)
Dividends paid	31	**(403,570)**	(761,814)
Total equity at the end of the year		**5,204,398**	4,488,724

Notes to the Accounts

1 Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, investment securities are stated at fair value.

2 Recently issued accounting standards

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after January 1, 2005. The Group has not early adopted these new HKFRSs in the accounts for the year ended March 31, 2005. The Group is in the process of making an assessment of the impact of these new and revised HKFRSs and has so far concluded that the most significant differences between new HKFRSs and current accounting policies that are expected to affect the Group are as follows:

(a) Goodwill

Under HKFRS 3 "Business Combinations", goodwill will no longer be amortized but instead will be subject to rigorous annual impairment testing. This will result in a change to the Group's current accounting policy under which goodwill is amortized over its useful life ranging from 3 to 10 years and assessed for an indication of impairment at each balance sheet date. Under the new policy, amortization will no longer be charged, but goodwill will be tested annually for impairment, as well as when there are indications of impairment. This new policy will be applied prospectively from April 1, 2005.

(b) Financial instruments

Under HKAS 39 "Financial Instruments: Recognition and Measurement", financial instruments will be carried at either amortized cost or fair value, depending on their classification. Depending on the classification of the financial instruments, movements in fair value will be either charged to the profit and loss account or taken to equity in accordance with the standard. In addition, all derivatives, including those embedded in non-derivatives host contracts will be recognized in the balance sheet at fair value.

This will result in a change to the Group's current accounting policies in respect of classification, measurement and recognition of derivative financial instruments. This new accounting policy will be applied prospectively from April 1, 2005. The future financial effect of this change in accounting policy is not yet known as the classification and measurement process has not been completed. However, the requirements to recognize derivatives and certain other financial instruments with changes in fair value being reflected in the profit and loss account may result in increased volatility in the Group's profit and net assets.

(c) Hedge accounting

Under HKAS 39 "Financial Instruments: Recognition and Measurement", foreign exchange contracts held for hedging purposes will be classified as cash flow hedges or fair value hedges, on the basis that the qualifying criteria outlined in the HKAS 39 are satisfied. This will result in the recognition of hedging instruments at their fair value as assets or liabilities, with resulting gains or losses being charged to the profit and loss account or taken to equity in accordance with the hedge accounting rules.

Currently, the derivatives designated as hedges are valued on an equivalent basis to the assets, liabilities or net positions that they are hedging and any profit or loss is recognized in the profit and loss account on the same basis as that arising from the related assets, liabilities or net positions.

In addition, HKAS 39 sets out strict criteria for achieving hedge accounting. Failure to achieve hedge accounting for a significant proportion of the Group's foreign exchange, interest rate management and commodity hedging activities could lead to increased volatility of both profit and net assets. This new accounting policy will be applied prospectively from April 1, 2005. The Group is in the process of determining the impact of these requirements on its hedging activities.

(d) Functional currency

Under HKAS 21 "The Effects of Changes in Foreign Exchange Rates", the Group has re-evaluated the functional currency of each of the consolidated companies based on HKAS 21. All the Group companies have the same functional currency as their measurement currency. There is no material effect on the Group's policy.

The Group will be continuing with the assessment of the impact of the other new and revised HKFRSs and other significant changes may be identified as a result.

3 Principal accounting policies

The principal accounting policies adopted in the preparation of these consolidated accounts are set out below:

(a) Basis of consolidation

(i) The consolidated accounts include the accounts of the Company and its subsidiaries made up to March 31. Subsidiaries are those entities in which the Company, directly or indirectly, controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortized goodwill or negative goodwill taken to reserve and which was not previously charged or recognized in the consolidated profit and loss account and any related accumulated exchange reserve.

(ii) All significant intercompany transactions and balances within the Group are eliminated on consolidation.

(iii) Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(iv) In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(b) Joint ventures

(i) A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

(ii) The consolidated profit and loss account includes the Group's share of the results of jointly controlled entities for the year, and the consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities and goodwill/negative goodwill (net of accumulated amortization) on acquisition.

(iii) In the Company's balance sheet, the investments in jointly controlled entities are stated at cost less provision for impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

(c) Associated companies

(i) An associated company is a company, not being a subsidiary or a joint venture, in which an equity interest is held for the long-term and significant influence is exercised in its management.

(ii) The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies and goodwill/negative goodwill (net of accumulated amortization) on acquisition.

(iii) Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(iv) Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealized losses are eliminated unless the transaction provides evidence of an impairment of the assets transferred.

(v) In the Company's balance sheet the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

(d) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheet of subsidiaries, jointly controlled entities and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss account is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

3 Principal accounting policies *(continued)*

(e) Tangible fixed assets

(i) Land use rights and leasehold buildings/improvements

Land use rights and leasehold buildings/improvements are stated at cost less accumulated amortization or depreciation and accumulated impairment losses.

Land use rights are amortized on a straight-line basis over the land use right periods ranging from 20 to 50 years.

Depreciation on buildings is calculated to write off their cost to their estimated residual value on the straight-line basis over the unexpired period of the leases or their expected useful lives to the Group of 50 years whichever is shorter. The principal annual rates used for this purpose are 2 percent to 5 percent.

Depreciation of leasehold improvements is calculated to write off their cost to their estimated residual value on the straight-line basis over their expected useful lives to the Group of 5 to 10 years or unexpired periods of the leases whichever is shorter. The principal annual rates used for this purpose are 10 percent to 20 percent.

(ii) Other tangible fixed assets

Other tangible fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation on other tangible fixed assets is calculated to write off their cost to their estimated residual value on the straight-line basis over their expected useful lives to the Group. The principal annual rates used for this purpose are 5 percent to 33 percent.

(iii) Impairment of tangible fixed assets

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in construction-in-progress and tangible fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognized to reduce the asset to its recoverable amount. Such impairment losses are recognized in the profit and loss account.

(iv) Gain or loss on disposal of tangible fixed assets

Gain or loss on disposal of a tangible fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the profit and loss account.

(v) Cost of restoring and improving tangible fixed assets

Major costs incurred in restoring tangible fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalized and depreciated over their expected useful lives to the Group.

(f) Construction-in-progress

Construction-in-progress is stated at cost. Cost comprises all direct and indirect costs of acquisition or construction of buildings and plant and machinery as well as interest expenses and exchange differences on the related funds borrowed during the construction, installation and testing periods and prior to the commencement date, less any accumulated impairment losses. No depreciation is provided for on construction-in-progress. On completion, the building and plant and machinery are transferred to tangible fixed assets at cost less accumulated impairment losses.

3 Principal accounting policies *(continued)*

(g) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiaries, jointly controlled entities and associated companies at the date of acquisition.

Goodwill on acquisition occurring on or after January 1, 2001 is included in intangible assets and is amortized using the straight-line method over its estimated useful life. Goodwill arising on major strategic acquisitions of the Group to expand its product or geographical market coverage is amortized over a maximum period of 20 years. For all other acquisitions goodwill is generally amortized over 3 to 10 years.

Goodwill on acquisitions that occurred prior to January 1, 2001 was eliminated against reserves. Any impairment arising on such goodwill is accounted for in the profit and loss account.

(ii) Patents and marketing rights

Expenditure on acquired patents and marketing rights is capitalized and amortized on a systematic basis over their useful lives, but not exceeding 20 years. Patents and marketing rights are not revalued as there is no active market for these assets.

(iii) Impairment of intangible assets

Where an indication of impairment exists, the carrying amount of any intangible asset, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount.

(h) Investment securities

Investments which are held for non-trading purposes are stated at fair value at the balance sheet date. Changes in the fair value of individual securities are credited or debited to the investment revaluation reserve until the security is sold, or is determined to be impaired. Upon disposal, the cumulative gain or loss representing the difference between the net sales proceeds and the carrying amount of the relevant security, together with any surplus/deficit transferred from the investment revaluation reserve, is dealt with in the profit and loss account.

Individual investments are reviewed regularly to determine whether they are impaired. When an investment is considered to be impaired, the cumulative loss recorded in the revaluation reserve is taken to the profit and loss account.

Transfers from the investment revaluation reserve to the profit and loss account as a result of impairment are written back in the profit and loss account when the circumstances and events leading to the impairment cease to exist.

(i) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis, and in the case of work-in-progress and finished goods (except for trading products), cost comprises direct materials, direct labour and an attributable proportion of production overheads. For trading products, cost represents invoiced value on purchases, less purchase returns and discounts. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(j) Accounts receivable

Provision is made against accounts receivable to the extent that they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(k) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents mainly comprise cash on hand, deposits held at call with banks and highly liquid investments which are subject to an insignificant risk of changes in value.

(l) Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The Group recognizes a provision for repairs or replacement of products still under warranty at the balance sheet date. The provision is calculated based on past history of the level of repairs and replacements.

3 Principal accounting policies (continued)

(m) Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognized as a provision.

(n) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

(o) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rental applicable to such operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

(p) Revenue

Revenue from the sale of goods is recognized on the transfer of ownership, which generally coincides with the time of shipment. Revenue from provision of systems integration service is recognized when services are rendered. Revenue from provision of information technology technical service is recognized when services are rendered. Interest income is accrued on a time proportion basis on the principal amounts outstanding and at the rates applicable. Dividend income is recognized when the right to receive payment is established.

(q) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave, sick leave and maternity leave are not recognized until the time of leave.

(ii) Pension obligations

The Group's contributions to the defined contribution retirement scheme for qualified Hong Kong employees are expensed as incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The assets of the scheme are held separately from those of the Group in an independently administered fund.

In addition, the Group's contributions to a local municipal government retirement scheme in Chinese mainland are expensed as incurred while the local municipal government in Chinese mainland undertakes to assume the retirement benefit obligations of the qualified employees in Chinese mainland.

(iii) Share options

No employee benefits cost is recognized when options are granted. When the options are exercised, equity is increased by the amount of the proceeds received.

(r) Segment reporting

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting formant.

Segment assets consist primarily of inventories and accounts receivable, and exclude assets not dedicated to a particular segment. Segment liabilities comprise mainly accounts payable and exclude liabilities not dedicated to a particular segment. Capital expenditure mainly comprises additions to fixed assets and construction in progress.

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Total assets and capital expenditure are where the assets are located.

4 Turnover, revenue and segment information

The Group is principally engaged in the provision of advanced information technology ("IT") products and services. Revenues recognized during the year are as follows:

	2005 **HK$'000**	2004 HK$'000
Corporate IT business	**12,225,923**	11,925,240
Consumer IT business	**7,768,024**	7,760,668
Handheld device business	**2,202,929**	2,050,164
Other business	**357,802**	1,439,872
	22,554,678	23,175,944

Primary reporting format – business segments

The Group is categorized into four main business segments:

- Corporate IT business
- Consumer IT business
- Handheld device business
- Other business

There are no material sales or other transactions among the business segments for the two years ended March 31, 2004 and 2005.

4 Turnover, revenue and segment information *(continued)*

(a) Primary reporting format – business segments

	Corporate IT business 2005 HK$'000	Consumer IT business 2005 HK$'000	Handheld device business 2005 HK$'000	Other business 2005 HK$'000	Total 2005 HK$'000
Consolidated profit and loss account					
Turnover	12,225,923	7,768,024	2,202,929	357,802	22,554,678
Segment operating results	658,034	463,459	(54,462)	(87,378)	979,653
Amortization of goodwill and marketing rights					(48,605)
Impairment of assets					(51,364)
Gains on disposal of investments					156,958
Finance income					105,677
Finance costs					(6,667)
Contribution to operating profit					1,135,652
Share of losses of jointly controlled entities					(12,327)
Share of profits of associated companies					4,182
Profit before taxation					1,127,507
Taxation					(35,184)
Profit after taxation					1,092,323
Minority interests					27,823
Profit attributable to shareholders					1,120,146
Consolidated balance sheet					
Segment assets	1,703,153	530,205	451,658	182,395	2,867,411
Investments in jointly controlled entities					191,523
Investments in associated companies					52,067
Investment securities					62,970
Unallocated assets					5,857,983
Consolidated total assets					9,031,954
Segment liabilities	1,090,459	967,556	328,447	84,640	2,471,102
Unallocated liabilities					1,332,845
Consolidated total liabilities					3,803,947
Capital expenditure	95,819	60,882	17,265	2,804	176,770
Depreciation	100,004	63,540	18,019	2,927	184,490

4 Turnover, revenue and segment information *(continued)*

(a) Primary reporting format – business segments *(continued)*

	Corporate IT business 2004 HK$'000	Consumer IT business 2004 HK$'000	Handheld device business 2004 HK$'000	Other business 2004 HK$'000	Total 2004 HK$'000
Consolidated profit and loss account					
Turnover	11,925,240	7,760,668	2,050,164	1,439,872	23,175,944
Segment operating results	724,886	432,225	(76,910)	(153,958)	926,243
Amortization of goodwill					(25,274)
Gains on disposal of investments					47,558
Others					(22,000)
Finance income					93,368
Finance costs					(2,881)
Contribution to operating profit					1,017,014
Share of losses of jointly controlled entities					(39,053)
Share of profits of associated companies					16,891
Profit before taxation					994,852
Taxation					20,150
Profit after taxation					1,015,002
Minority interests					37,883
Profit attributable to shareholders					1,052,885
Consolidated balance sheet					
Segment assets	1,560,895	753,854	431,377	398,157	3,144,283
Investment in a jointly controlled entity					124,124
Investments in associated companies					112,682
Investment securities					75,982
Unallocated assets					4,884,970
Consolidated total assets					8,342,041
Segment liabilities	1,364,037	623,386	333,082	191,083	2,511,588
Unallocated liabilities					1,312,399
Consolidated total liabilities					3,823,987
Capital expenditure	187,479	122,007	32,231	22,636	364,353
Depreciation	108,653	70,709	18,679	13,120	211,161

4 Turnover, revenue and segment information *(continued)*

(b) Secondary reporting format – geographical segments

As over 90 percent of the Group's business operations are located in the People's Republic of China, no geographical segments analysis is presented.

5 Profit from operations

(a)

	2005 HK$'000	2004 HK$'000
Turnover	**22,554,678**	23,175,944
Cost of sales	**(19,227,770)**	(19,787,944)
Gross profit	**3,326,908**	3,388,000
Finance income	**105,677**	93,368
Gains on disposal of investments	**156,958**	47,558
Impairment of assets	**(51,364)**	–
	3,538,179	3,528,926
Distribution expenses	**(1,614,398)**	(1,686,932)
Administrative expenses	**(354,188)**	(343,306)
Other operating expenses	**(369,196)**	(443,794)
Amortization of intangible assets	**(58,078)**	(34,999)
Total operating expenses *(Note (b))*	**(2,395,860)**	(2,509,031)
Profit from operations	**1,142,319**	1,019,895

(b) Analysis of total operating expenses by nature:

	2005 HK$'000	2004 HK$'000
Selling expenses	**(573,017)**	(558,124)
Promotional and advertising expenses	**(354,540)**	(395,905)
Staff costs (including directors' emoluments) *(Note 9)*	**(875,433)**	(851,476)
Other expenses	**(534,792)**	(668,527)
Amortization of intangible assets	**(58,078)**	(34,999)
Total operating expenses	**(2,395,860)**	(2,509,031)

6 Profit before taxation

Profit before taxation is stated after charging/(crediting) the following:

	2005 **HK$'000**	2004 HK$'000
Auditors' remuneration	**2,591**	2,689
Cost of inventories sold	**18,996,820**	19,604,591
Rental expenses under operating leases	**68,099**	67,023
Research and development expenses	**379,035**	499,572
Amortization of intangible assets		
– Patent	**9,473**	9,725
– Goodwill in respect of subsidiaries	**11,354**	25,274
– Goodwill in respect of an associated company	**5,564**	–
– Marketing rights	**31,687**	–
Impairment of assets		
– Goodwill in respect of subsidiaries	**31,763**	–
– Investment securities	**19,601**	–
Gains on disposal of investments		
– Disposal of businesses	**(92,971)**	(11,792)
– Disposal of associated companies	**(42,375)**	(5,660)
– Disposal of investment securities	**(21,612)**	(30,106)
Net exchange gain	**(5,745)**	(7,379)

7 Finance costs

	2005 **HK$'000**	2004 HK$'000
Interest payable on bank loans and overdrafts	**6,203**	2,365
Others	**464**	516
Total finance costs	**6,667**	2,881

8 Taxation

The amount of taxation charged/(credited) to the consolidated profit and loss account represents:

	2005 **HK$'000**	2004 HK$'000
Current taxation outside Hong Kong	**53,183**	14,482
Deferred taxation relating to the origination and reversal of temporary differences *(Note 21)*	**(18,780)**	(35,048)
	34,403	(20,566)
Share of taxation attributable to:		
Jointly controlled entities	**190**	84
Associated companies	**591**	332
Taxation charge/(credit)	**35,184**	(20,150)

8 Taxation *(continued)*

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of Hong Kong as follows:

	2005 HK$'000	2004 HK$'000
Profit before taxation	**1,127,507**	994,852
Calculated at a taxation rate of 17.5% (2004: 17.5%)	**197,314**	174,099
Effect of different taxation rates outside Hong Kong	**(13,430)**	(117,494)
Income not subject to taxation	**(177,249)**	(103,801)
Expenses not deductible for taxation purposes	**24,746**	14,240
Utilization of previously unrecognized tax losses	**(11,203)**	-
Recognition of deferred taxes previously not recognized	**-**	(29,067)
Tax credit for capital expenditure	**-**	(1,271)
Net deferred tax assets not recognized	**15,006**	43,144
Taxation charge/(credit)	**35,184**	(20,150)

No provision for Hong Kong profits tax has been made in the accounts as the Company and its subsidiaries have no estimated assessable profits for the year (2004: Nil).

Taxation outside Hong Kong represents tax charges on the assessable profits of subsidiaries, operating outside Hong Kong including the Chinese mainland, calculated at rates applicable in the respective jurisdictions.

Pursuant to various approval documents issued by the Chinese mainland tax authority, certain Chinese mainland subsidiaries of the Group are entitled to preferential Chinese mainland income tax treatment.

Lenovo (Beijing) Limited is entitled to preferential Chinese mainland income tax rate of 10 percent for the three years ending December 31, 2006.

Lenovo Mobile Communication Co., Ltd. is exempted from Chinese mainland income tax for two years commencing the first year with taxable profit after January 1, 2005 and a 50 percent Chinese mainland income tax reduction for the following three years. Shanghai Lenovo Electronic Co., Ltd. is entitled to a 50 percent Chinese mainland tax reduction for the three years ending December 31, 2006.

Other major Chinese mainland subsidiaries of the Group in Shenzhen, Beijing and Huiyang are exempted from Chinese mainland income tax for two to three years commencing January 1, 2001 and a 50 percent Chinese mainland income tax reduction for the following three years.

9 Staff costs

	2005 HK$'000	2004 HK$'000
Wages, salaries and bonuses	**723,642**	672,562
Social security costs	**71,638**	72,892
Pension costs *(Note (b))*	**52,491**	58,797
Others	**114,832**	125,776
	962,603	930,027

(a) Included in the above balance are staff costs of HK$875,433,000 (2004: HK$851,476,000) which are included in operating expenses *(Note 5(b))*.

(b) The Group contributes to respective local municipal government retirement schemes which are available to all qualified employees in Chinese mainland. Contributions to these schemes are calculated with reference to the employees' salaries, bonuses and monthly average salaries as set out by the local municipal government.

Prior to December 1, 2000, the Group provided all qualified Hong Kong employees with a defined contribution retirement scheme. Commencing December 1, 2000, the Group's Hong Kong employees are required to contribute 5 percent of their basic salaries plus cash allowances (subject to the ceiling under the requirements set out in the Mandatory Provident Fund legislation) whereas the employer's contribution is at 7.5 percent and 10 percent respectively after completion of five and ten years of service. The Group's contributions to the scheme were reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Forfeited contributions totalling HK$493,043 (2004: HK$812,638) were utilized during the year leaving no amount available at the year end to reduce further contributions. The assets of the defined contribution scheme are held separately from those of the Group in an independently administered fund.

The retirement benefit scheme cost charged to the consolidated profit and loss account represents contributions payable by the Group to the schemes.

10 Emoluments of directors and highest paid individuals

(a) The aggregate amounts of emoluments payable to directors of the Company during the year are as follows:

	Directors		Independent non-executive directors	
	2005 HK$'000	2004 HK$'000	**2005 HK$'000**	2004 HK$'000
Fees	**–**	–	**540**	540
Other emoluments:				
Basic salaries, allowances and benefits-in-kind	**11,504**	26,037	**–**	–
Retirement benefit costs	**658**	352	**–**	–
	12,162	26,389	**540**	540

Certain directors of the Company have been granted options to acquire shares of the Company.

The emoluments of the directors disclosed above do not include the benefits derived or to be derived from the options granted under the Company's share option schemes. Details of the share options granted to and/or exercised by the directors are disclosed on page 36.

10 Emoluments of directors and highest paid individuals *(continued)*

(b) The number of directors whose emoluments fall within the following bands is as follows:

	Directors		Independent non-executive directors	
HK$	**2005**	2004	**2005**	2004
From 0 to 1,000,000	**1**	–	**3**	3
From 2,500,001 to 3,000,000	**–**	1	**–**	–
From 3,000,001 to 3,500,000	**1**	–	**–**	–
From 4,000,001 to 4,500,000	**2**	–	**–**	–
From 4,500,001 to 5,000,000	**–**	1	**–**	–
From 6,000,001 to 6,500,000	**–**	1	**–**	–
From 12,000,001 to 12,500,000	**–**	1	**–**	–
	4	4	**3**	3

(c) Among the five highest paid employees, three (2004: three) are directors whose remunerations are included in the directors' emoluments above. The emoluments payable to the remaining two (2004: two) individuals during the year are as follows:

	2005 HK$'000	2004 HK$'000
Basic salaries, allowances and benefits-in-kind	**5,590**	6,458
Retirement benefit costs	**232**	25
	5,822	6,483

(d) The number of employees whose emoluments fall within the following bands is as follows:

HK$	**2005**	2004
From 2,500,001 to 3,000,000	**1**	–
From 3,000,001 to 3,500,000	**1**	2
	2	2

11 Profit attributable to shareholders

The profit attributable to shareholders is dealt with in the accounts of the Company to the extent of HK$800,670,000 (2004: HK$1,001,070,000).

12 Dividends

	2005 HK$'000	2004 HK$'000
Interim dividend of 2.4 HK cents per ordinary share (2004: 2.0 HK cents)	**179,378**	149,436
Proposed final dividend of 2.8 HK cents per ordinary share (2004: 3.0 HK cents)	**209,428**	224,268
	388,806	373,704

At a board meeting held on June 8, 2005, the directors recommended a final dividend of 2.8 HK cents per ordinary share. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending March 31, 2006.

13 Earnings per share

The calculation of basic and diluted earnings per share is based on the following data:

	2005	2004
Earnings for the purpose of basic and diluted earnings per share (HK$'000)	**1,120,146**	1,052,885
Weighted average number of shares for the purpose of basic earnings per share	**7,475,070,185**	7,471,766,157
Effect of potential dilutive shares	**9,417,271**	53,541,036
Weighted average number of shares for the purpose of diluted earnings per share	**7,484,487,456**	7,525,307,193

14 Intangible assets

	Group			
	Goodwill	**Patent**	**Marketing right**	**Total**
	HK$'000	HK$'000	HK$'000	HK$'000
Year ended March 31, 2005				
Opening net book amount	110,129	29,857	507,000	646,986
Disposal of subsidiaries	(25,522)	–	–	(25,522)
Transfer to an associated company	(24,109)	–	–	(24,109)
Impairment losses	(31,763)	–	–	(31,763)
Amortization charge	(11,354)	(9,473)	(31,687)	(52,514)
Closing net book amount	17,381	20,384	475,313	513,078
As at March 31, 2005				
Cost	68,031	47,365	507,000	622,396
Accumulated amortization and impairment losses	(50,650)	(26,981)	(31,687)	(109,318)
Net book amount	17,381	20,384	475,313	513,078
As at March 31, 2004				
Cost	142,866	47,365	507,000	697,231
Accumulated amortization and impairment losses	(32,737)	(17,508)	–	(50,245)
Net book amount	110,129	29,857	507,000	646,986

15 Tangible fixed assets

	Group						
	Land use rights, leasehold land and buildings *(Note)*	Leasehold improvements	Plant and machinery	Furniture and fixtures	Office equipment	Motor vehicles	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Costs							
At April 1, 2004	550,226	192,604	175,396	21,075	581,788	25,632	1,546,721
Exchange adjustment	–	–	–	–	24	5	29
Additions	2,287	3,162	5,691	7,057	48,937	7,477	74,611
Transfer from construction-in-progress	20,501	12,824	28,686	–	38,265	–	100,276
Disposal of businesses	–	(11,923)	(114,845)	(3,875)	(35,871)	(2,334)	(168,848)
Disposals	(7,379)	(7,826)	(1,000)	(446)	(64,043)	(2,556)	(83,250)
At March 31, 2005	565,635	188,841	93,928	23,811	569,100	28,224	1,469,539
Accumulated depreciation							
At April 1, 2004	88,649	82,990	48,727	12,585	310,247	16,251	559,449
Exchange adjustment	–	–	–	–	7	2	9
Charge for the year	15,806	30,467	21,697	4,891	108,589	3,040	184,490
Disposal of businesses	–	(9,328)	(57,081)	(3,322)	(19,097)	(1,394)	(90,222)
Disposals	(3,410)	(5,720)	(890)	(311)	(49,627)	(2,373)	(62,331)
At March 31, 2005	101,045	98,409	12,453	13,843	350,119	15,526	591,395
Net book value							
At March 31, 2005	464,590	90,432	81,475	9,968	218,981	12,698	878,144
At March 31, 2004	461,577	109,614	126,669	8,490	271,541	9,381	987,272

15 Tangible fixed assets *(continued)*

	Company				
	Leasehold improvements	Furniture and fixtures	Office equipment	Motor vehicles	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Costs					
At April 1, 2004	2,352	681	44,757	2,842	50,632
Additions	–	5	8,933	690	9,628
Disposals	–	(50)	(642)	(330)	(1,022)
At March 31, 2005	2,352	636	53,048	3,202	59,238
Accumulated depreciation					
At April 1, 2004	1,151	465	16,211	690	18,517
Charge for the year	836	136	15,015	542	16,529
Disposals	–	(44)	(608)	(286)	(938)
At March 31, 2005	1,987	557	30,618	946	34,108
Net book value					
At March 31, 2005	365	79	22,430	2,256	25,130
At March 31, 2004	1,201	216	28,546	2,152	32,115

Note:

As at March 31, 2004 and 2005, all land use rights are in Chinese mainland under medium leases (less than 50 years but not less than 10 years).

16 Construction-in-progress

	Group					
	Buildings under development		Others		Total	
	2005	2004	**2005**	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
At the beginning of the year	**200,998**	130,107	**59,379**	44,031	**260,377**	174,138
Additions	**69,857**	180,611	**32,302**	87,524	**102,159**	268,135
Transfer to tangible fixed assets	**(33,134)**	(109,720)	**(67,142)**	(72,176)	**(100,276)**	(181,896)
Disposal of businesses	**(1,125)**	–	**–**	–	**(1,125)**	–
Disposals	**–**	–	**(3,976)**	–	**(3,976)**	–
At the end of the year	**236,596**	200,998	**20,563**	59,379	**257,159**	260,377

No interest expenses were capitalized in construction-in-progress as at March 31, 2004 and 2005.

17 Subsidiaries

(a) Investments in subsidiaries

	Company	
	2005 **HK$'000**	2004 HK$'000
Unlisted shares, at cost	**2,327,875**	2,327,875

The following includes the principal subsidiaries of the Company which were directly and indirectly held by the Company and, in the opinion of the directors, significant to the results of the year or form a substantial portion of the net assets of the Group. The directors consider that giving details of other subsidiaries would result in particulars of excessive length.

Company name	Place of incorporation/ establishment	Issued and fully paid up capital	Effective percentage holding 2005	2004	Principal activities
Held directly:					
Lenovo (Beijing) Limited* (wholly owned foreign enterprise)	Chinese mainland	HK$78,000,000	**100%**	100%	Manufacturing and distribution of IT products and provision of IT services
Lenovo (Shanghai) Co., Ltd.* (wholly owned foreign enterprise)	Chinese mainland	HK$10,000,000	**100%**	100%	Distribution of IT products and provision of IT services
Held indirectly:					
Beijing Lenovo Software Limited* (wholly owned foreign enterprise)	Chinese mainland	HK$5,000,000	**100%**	100%	Provision of IT services and distribution of IT products
Huiyang Lenovo Industry Property Limited* (Chinese-foreign equity joint venture)	Chinese mainland	US$2,045,500	**100%**	100%	Property holding and property management
Lenovo AI Computer Technology Co., Ltd.* (Chinese equity enterprise)	Chinese mainland	RMB10,000,000	**70%**	70%	Provision of IT services
Lenovo (Chengdu) Limited* (Chinese-foreign equity joint venture)	Chinese mainland	RMB12,000,000	**100%**	100%	Provision of IT services and distribution of IT products
Lenovo Chinaweal System & Service Co., Ltd.* (wholly owned foreign enterprise)	Chinese mainland	US$6,024,000	**95.1%**	95.1%	Provision of IT services and distribution of IT products
Lenovo Computer Limited	Hong Kong	HK$2	**100%**	100%	Procurement agency and distribution of IT products

17 Subsidiaries *(continued)*

(a) Investments in subsidiaries *(continued)*

Company name	Place of incorporation/ establishment	Issued and fully paid up capital	Effective percentage holding 2005	Effective percentage holding 2004	Principal activities
Lenovo (Huiyang) Electronic Industrial Co., Ltd.* (wholly owned foreign enterprise)	Chinese mainland	HK$16,000,000	**100%**	100%	Manufacturing of IT products
Lenovo Industrial Development Co., (Daya Bay) Ltd.* (wholly owned foreign enterprise)	Chinese mainland	US$10,000,000	**100%**	100%	Property holding and property management
Lenovo Mobile Communication Co., Ltd.* (Chinese-foreign equity joint venture)	Chinese mainland	RMB187,500,000	**80.8%**	80.8%	Manufacturing and distribution of mobile handsets
Lenovo (Shenyang) Limited* (Chinese-foreign equity joint venture)	Chinese mainland	RMB10,000,000	**100%**	100%	Provision of IT services and distribution of IT products
Lenovo (Shenzhen) Electronic Co., Ltd.* (Chinese-foreign equity joint venture)	Chinese mainland	RMB10,000,000	**100%**	100%	Distribution of IT products
Lenovo (Wuhan) Limited* (Chinese-foreign equity joint venture)	Chinese mainland	RMB10,000,000	**100%**	100%	Provision of IT services and distribution of IT products
Lenovo (Xian) Limited* (Chinese-foreign equity joint venture)	Chinese mainland	RMB10,000,000	**100%**	100%	Provision of IT services and distribution of IT products
Quantum Designs (H.K.) Limited	Hong Kong	HK$2 ordinary and HK$1,000,000 non-voting deferred	**100%**	100%	Procurement agent and distribution of IT products
Shanghai Lenovo Electronic Co., Ltd.* (Chinese-foreign equity joint venture)	Chinese mainland	RMB20,000,000	**100%**	100%	Manufacturing of IT products
Sunny Information Technology Service (Beijing) Co., Ltd.* (Chinese-foreign equity joint venture)	Chinese mainland	RMB20,000,000	**100%**	100%	Provision of repair services for computer hardware and software systems

17 Subsidiaries (continued)

(a) Investments in subsidiaries (continued)

Notes:

(i) All the above subsidiaries operate principally in their respective places of incorporation or establishment.

(ii) All the Chinese mainland subsidiaries are limited liability companies. They have adopted December 31 as their financial year end date for statutory reporting purposes. For preparation of the consolidated accounts, accounts of these subsidiaries for the 12 months ended March 31, 2004 and 2005 have been used.

(iii) The company whose English name ends with a "*" is a direct transliteration of its Chinese registered name.

(b) Amounts due from/(to) subsidiaries

The amounts are interest-free, unsecured and have no fixed terms of repayment.

18 Jointly controlled entities

(a) Investments in jointly controlled entities

	Group	
	2005 HK$'000	2004 HK$'000
Share of net assets	**101,010**	124,124
Loan to a jointly controlled entity *(Note)*	**90,513**	–
	191,523	124,124

Note:

The loan to a jointly controlled entity is unsecured, bearing interest at one month London Interbank Offered Rate plus 1.5 percent per annum and has no fixed terms of repayment.

The details of the jointly controlled entities at March 31, 2005 are as follows:

Company name	Place of incorporation/ establishment	Interest held indirectly 2005	Interest held indirectly 2004	Principal activities
Leby Technology Company Limited	British Virgin Islands	**50%**	50%	Dormant
QDI Holdings Limited	British Virgin Islands	**50%**	50%	Investment holding
QDI Technology (HK) Limited	Hong Kong	**50%**	50%	Procurement agent and distribution of IT products
QDI Technology (Huizhou) Limited* (wholly owned foreign enterprise)	Chinese mainland	**50%**	50%	Manufacturing of IT products
QDI Technology (Shenzhen) Limited* (wholly owned foreign enterprise)	Chinese mainland	**50%**	50%	Distribution of IT products

The company whose English name ends with a "*" is a direct transliteration of its Chinese registered name.

(b) Amounts due to jointly controlled entities

The amounts are interest-free, unsecured and have no fixed terms of repayment.

19 Investments in associated companies

	Group	
	2005 HK$'000	2004 HK$'000
Share of net assets	**31,722**	110,882
Unsecured loan repayable on demand *(Note)*	**1,800**	1,800
Goodwill	**18,545**	–
	52,067	112,682

Note:

The loan to an associated company is interest-free.

The following is a list of the principal associated companies at March 31, 2005:

Company name	Place of incorporation/ establishment	Interest held indirectly 2005	Interest held indirectly 2004	Principal activities
Beijing Lenovo Li Tai Software Limited* (wholly owned foreign enterprise)	Chinese mainland	**35%**	–	Distribution and development of software
Beijing Lenovo Parasaga Information Technology Co. Limited* (Chinese equity enterprise)	Chinese mainland	**45%**	–	Distribution and development of software
Legend Kingsoft Holdings Limited	British Virgin Islands	**30%**	30%	Distribution and development of software
Lenovo Networks (Shenzhen) Limited* (wholly owned foreign enterprise)	Chinese mainland	**45%**	80%	Provision of IT services

Notes:

(i) The associated companies operate principally in their respective places of incorporation or establishment, except for Legend Kingsoft Holdings Limited which operates principally in Chinese mainland.

(ii) The company whose English name ends with a "*" is a direct transliteration of its Chinese registered name.

20 Investment securities

	Group		Company	
	2005 HK$'000	2004 HK$'000	**2005 HK$'000**	2004 HK$'000
Equity securities, at fair value				
Listed in Hong Kong	**6,947**	12,239	**–**	–
Listed outside Hong Kong	**42,562**	48,716	**4,413**	–
	49,509	60,955	**4,413**	–
Unlisted	**13,461**	15,027	**–**	–
	62,970	75,982	**4,413**	–

21 Deferred tax assets

Deferred taxation is calculated in full on temporary differences under the liability method using the rates applicable in the respective jurisdictions.

The movement in the deferred tax assets/(liabilities) account is as follows:

	Group 2005 HK$'000	Group 2004 HK$'000
At the beginning of the year	**34,718**	(330)
Deferred taxation credited to consolidated profit and loss account *(Note 8)*	**18,780**	35,048
At the end of the year	**53,498**	34,718

Deferred tax assets are recognized for tax losses carry forward to the extent that realization of the related tax benefit through the future taxable profits is probable. As at March 31, 2005, the Group has unrecognized tax losses of approximately HK$261,264,000 (2004: HK$140,356,000) to carry forward against future taxable income. These tax losses will expire up to fiscal year 2009/10.

The movement in deferred tax assets and liabilities during the year is as follows:

Deferred tax assets

	Provisions		Tax depreciation allowance		Total	
	2005 HK$'000	2004 HK$'000	**2005 HK$'000**	2004 HK$'000	**2005 HK$'000**	2004 HK$'000
At the beginning of the year	**34,171**	–	**547**	–	**34,718**	–
Credited to consolidated profit and loss account	**17,870**	34,171	**910**	547	**18,780**	34,718
At the end of the year	**52,041**	34,171	**1,457**	547	**53,498**	34,718

Deferred tax liabilities

	Tax depreciation allowance 2005 HK$'000	Tax depreciation allowance 2004 HK$'000
At the beginning of the year	**–**	330
Credited to consolidated profit and loss account	**–**	(330)
At the end of the year	**–**	–

22 Other non-current assets

The balance represents the professional costs incurred and deposit paid for the acquisition of the personal computer business of International Business Machines Corporation *(see Note 40(a))*.

23 Inventories

	Group	
	2005	2004
	HK$'000	HK$'000
Raw materials	**497,460**	896,177
Work-in-progress	**30,653**	13,369
Finished goods	**350,787**	483,472
	878,900	1,393,018

At March 31, 2005, the amount of inventories that are carried at net realizable value amounted to HK$97,458,000 (2004: HK$136,066,000).

24 Accounts receivable

(a) Trade receivables

Analysis of the trade receivables at March 31, 2005 is as follows:

	Group	
	2005	2004
	HK$'000	HK$'000
0 – 30 days	**588,389**	944,212
31 – 60 days	**56,966**	84,481
61 – 90 days	**40,702**	20,862
Over 90 days	**165,280**	181,389
	851,337	1,230,944

Customers for the trading business are generally granted credit terms of 30 days. Credit terms for customers of the systems integration business normally range from 30 days to 180 days.

(b) Notes receivable are bank accepted notes mainly with maturity dates of within six months.

25 Cash and cash equivalents – Group

Included in the cash and cash equivalents of the Group are Renminbi cash and cash equivalents in the Chinese mainland of approximately HK$1,678,215,000 (2004: HK$1,335,636,000).

26 Accounts payable

(a) Trade payables

Ageing analysis of the trade payables at March 31, 2005 is as follows:

	Group	
	2005	2004
	HK$'000	HK$'000
0 – 30 days	**1,954,188**	1,791,869
31 – 60 days	**149,691**	210,993
61 – 90 days	**59,383**	27,554
Over 90 days	**112,808**	124,641
	2,276,070	2,155,057

(b) Notes payable are mainly repayable within three months.

27 Accruals and other payables

Included in the accruals and other payables is warranty provision as follow:

	Group	
	2005 **HK$'000**	2004 HK$'000
At the beginning of the year	**168,977**	54,673
Provisions made during the year	**214,634**	255,275
Less: Amounts utilized	**(194,614)**	(140,971)
At the end of the year	**188,997**	168,977

Note:

The Group gives warranties on IT products and undertakes to repair or replace items that fail to perform satisfactorily based on certain pre-determined conditions.

A provision of approximately HK$188,997,000 has been recognized as at March 31, 2005 (2004: HK$168,977,000) in connection with the expected warranty claims based on past experience of the level of repairs and returns.

28 Long-term liabilities

	Group	
	2005 **HK$'000**	2004 HK$'000
Loan from a minority shareholder of a subsidiary	**-**	75,000
Amount payable for marketing right *(Note)*	**507,000**	507,000
Current portion payable within one year	**(175,866)**	(55,453)
	331,134	451,547
	331,134	526,547

Note:

On February 5, 2004, the Group entered into an agreement with the International Olympic Committee and the United States Olympic Committee regarding participation in The Olympic Partner Programme. Pursuant to which, the Group has agreed to pay a total amount of US$65,000,000 (approximately HK$507,000,000) in cash and value in kind to obtain marketing rights which include the use of Olympic intellectual property rights and exclusive worldwide marketing opportunities in its products, technology and service categories from January 1, 2005 to December 31, 2008. The amount is payable in installments up to November 10, 2008.

29 Share capital

	2005		2004	
	Number of ordinary shares	**HK$'000**	Number of ordinary shares	HK$'000
Authorized:				
At the beginning and the end of the year	**20,000,000,000**	**500,000**	20,000,000,000	500,000
Issued and fully paid:				
At the beginning of the year	**7,475,594,108**	**186,890**	7,477,364,108	186,934
Exercise of share options *(Note 30)*	**6,702,000**	**168**	10,580,000	265
Repurchase of shares *(Note)*	**(7,500,000)**	**(188)**	(12,350,000)	(309)
At the end of the year	**7,474,796,108**	**186,870**	7,475,594,108	186,890

Note:

During the year, the Company repurchased 7,500,000 shares of HK$0.025 each through The Stock Exchange of Hong Kong at an aggregate consideration of HK$16,093,000.

30 Share options

Under the Company's employee share option scheme adopted on January 18, 1994 ("Old Option Scheme"), the Company granted options to employees (including directors) of the Company or its subsidiaries to subscribe for ordinary shares in the Company, subject to a maximum of 10 percent of the issued share capital of the Company from time to time. Options granted are exercisable at any time during a period of ten years from the date upon which the option is accepted. The subscription price of the option shares is the higher of the nominal value of the ordinary shares and an amount which is 80 percent of the average of the closing prices of the listed ordinary shares on the five trading days immediately preceding the date on which the offer is made. The Old Option Scheme was terminated on April 26, 2002. Despite the fact that no further options may be granted thereunder, all other provisions of the Old Option Scheme will remain in force to govern the exercise of all the options previously granted.

On March 25, 2002, an ordinary resolution approving the adoption of a new share option scheme ("New Option Scheme") was passed by shareholders at an extraordinary general meeting of the Company.

Under the New Option Scheme, the Company may grant options to qualified participants as described in the Directors' Report to subscribe for ordinary shares in the Company, subject to a maximum of 10 percent of the issued share capital of the Company as at the date of adoption of the New Option Scheme. Options granted are exercisable at any time during a period of ten years from the date upon which the option is accepted. The subscription price of the option shares is the highest of the closing price of the listed ordinary shares on the date of grant; the average of the closing prices of the listed ordinary shares for the five trading days immediately preceding the date of grant; and the nominal value of the ordinary shares.

	2005 Number of ordinary shares	2004 Number of ordinary shares
At the beginning of the year	**469,478,000**	345,142,000
Granted during the year *(Note (a))*	**165,678,000**	136,572,000
Exercised during the year *(Note (b))*	**(6,702,000)**	(10,580,000)
Lapsed during the year *(Note (c))*	**(79,624,000)**	(1,656,000)
Cancelled during the year *(Note (d))*	**(32,730,000)**	-
At the end of the year *(Note (e))*	**516,100,000**	469,478,000

30 Share options *(continued)*

(a) Share options granted during the year:

Exercise period (MM.DD.YYYY)	Exercise price HK$	2005 Number of ordinary shares	2004 Number of ordinary shares
New Option Scheme			
04.26.2003 to 04.25.2013	2.245	-	136,572,000
04.27.2004 to 04.26.2014	2.545	156,278,000	-
07.08.2004 to 07.07.2014	2.170	9,400,000	-
		165,678,000	136,572,000

(b) Details of share options exercised during the year are as follows:

(i) *Year 2005*

Exercise date (MM.DD.YYYY)	Exercise price HK$	Market value per ordinary share at exercise date HK$	Number of ordinary shares	Proceeds received HK$
03.08.2004 to 04.07.2004	2.245	2.73 – 3.23	4,038,000	9,065,310
05.07.2004	2.245	2.35	26,000	58,370
05.18.2004	2.245	2.10	30,000	67,350
09.04.2004 to 09.09.2004	2.245	2.40	154,000	345,730
09.15.2004 to 10.10.2004	2.245	2.43 – 2.83	586,000	1,315,570
10.08.2004 to 11.08.2004	2.245	2.58 – 2.78	204,000	457,980
11.07.2004 to 11.23.2004	2.245	2.55 – 2.65	82,000	184,090
11.29.2004 to 12.09.2004	2.245	2.58 – 2.68	80,000	179,600
03.15.2005 to 03.22.2005	2.245	2.45	564,000	1,266,180
03.08.2004 to 04.07.2004	2.435	2.73 – 3.23	858,000	2,089,230
11.23.2004	2.435	2.55	6,000	14,610
10.19.2004	2.435	2.63	42,000	102,270
11.02.2004 to 11.08.2004	2.435	2.78 – 2.90	12,000	29,220
03.29.2004	2.876	2.90	20,000	57,520
			6,702,000	15,233,030

30 Share options *(continued)*

(b) Details of share options exercised during the year are as follows: *(continued)*

(ii) Year 2004

Exercise date (MM.DD.YYYY)	Exercise price HK$	Market value per ordinary share at exercise date HK$	Number of ordinary shares	Proceeds received HK$
08.28.2003	2.876	3.08	20,000	57,520
09.10.2003 to 09.24.2003	2.876	3.15 – 3.43	1,676,000	4,820,176
10.02.2003 to 10.21.2003	2.876	3.05 – 3.80	342,000	983,592
11.03.2003 to 11.25.2003	2.876	3.13 – 3.18	520,000	1,495,520
12.01.2003 to 12.25.2003	2.876	3.15 – 3.40	2,666,000	7,667,416
01.02.2004 to 01.16.2004	2.876	3.40 – 3.70	1,640,000	4,716,640
02.19.2004 to 02.21.2004	2.876	3.35 – 3.43	66,000	189,816
07.23.2003 to 07.31.2003	2.245	2.88 – 3.05	46,000	103,270
08.11.2003 to 08.18.2003	2.245	3.00 – 3.23	46,000	103,270
09.23.2003	2.245	3.23	66,000	148,170
10.17.2003	2.245	3.45	110,000	246,950
12.08.2003 to 12.17.2003	2.245	3.18 – 3.40	122,000	273,890
01.08.2004	2.245	3.63	6,000	13,470
03.01.2004 to 03.09.2004	2.245	3.20 – 3.28	34,000	76,330
06.17.2003 to 06.25.2003	2.435	2.60 – 2.86	16,000	38,960
07.08.2003 to 07.31.2003	2.435	2.88 – 3.05	122,000	297,070
08.06.2003 to 08.23.2003	2.435	2.88 – 3.03	68,000	165,580
09.10.2003 to 09.24.2003	2.435	3.14 – 3.43	588,000	1,431,780
10.02.2003 to 10.24.2003	2.435	3.05 – 3.73	664,000	1,616,840
11.03.2003 to 11.24.2003	2.435	3.10 – 3.75	282,000	686,670
12.01.2003 to 12.26.2003	2.435	3.18 – 3.40	348,000	847,380
01.02.2004 to 01.15.2004	2.435	3.48 – 3.70	384,000	935,040
02.02.2004 to 02.24.2004	2.435	3.25 – 3.75	698,000	1,699,630
03.01.2004 to 03.09.2004	2.435	3.20 – 3.30	50,000	121,750
			10,580,000	28,736,730

(c) Details of share options lapsed during the year are as follows:

Exercise period (MM.DD.YYYY)	**Exercise price** HK$	**2005 Number of ordinary shares**	2004 Number of ordinary shares
Old Option Scheme			
01.15.2001 to 01.14.2011	4.312	**36,642,000**	–
08.31.2001 to 08.30.2011	2.876	**21,180,000**	–
		57,822,000	–
New Option Scheme			
10.10.2002 to 10.09.2012	2.435	**6,040,000**	1,656,000
04.26.2003 to 04.25.2013	2.245	**15,762,000**	–
		21,802,000	1,656,000
		79,624,000	1,656,000

30 Share options *(continued)*

(d) Details of share options cancelled during the year are as follows:

Exercise period (MM.DD.YYYY)	Exercise price HK$	2005 Number of ordinary shares	2004 Number of ordinary shares
Old Option Scheme			
01.15.2001 to 01.14.2011	4.312	**16,040,000**	–
08.31.2001 to 08.30.2011	2.876	**16,690,000**	–
		32,730,000	–

(e) Details of share options at the balance sheet date are as follows:

Exercise period (MM.DD.YYYY)	Exercise price HK$	2005 Number of ordinary shares	2004 Number of ordinary shares
Old Option Scheme			
01.28.2000 to 01.27.2010	4.038	**7,712,000**	7,712,000
01.15.2001 to 01.14.2011	4.312	**74,480,000**	127,162,000
04.16.2001 to 04.15.2011	4.072	**35,550,000**	35,550,000
08.29.2001 to 08.28.2011	2.904	**832,000**	832,000
08.31.2001 to 08.30.2011	2.876	**76,260,000**	114,150,000
		194,834,000	285,406,000
New Option Scheme			
10.10.2002 to 10.09.2012	2.435	**40,972,000**	47,930,000
04.26.2003 to 04.25.2013	2.245	**114,616,000**	136,142,000
04.27.2004 to 04.26.2014	2.545	**156,278,000**	–
07.08.2004 to 07.07.2014	2.170	**9,400,000**	–
		321,266,000	184,072,000
		516,100,000	469,478,000

31 Share capital and reserves

	Group							
	Share capital HK$'000	Share premium HK$'000	Surplus arising on consolidation HK$'000	Exchange reserve HK$'000	Investment revaluation reserve HK$'000	Share redemption reserve HK$'000	(Accumulated losses)/ retained earnings HK$'000	Total HK$'000
As at April 1, 2004	186,890	4,762,526	27,871	4,581	(5,976)	2,898	(490,066)	4,488,724
Deficit in fair market value of investment securities	-	-	-	-	(4,247)	-	-	(4,247)
Exchange differences	-	-	-	(111)	-	-	-	(111)
Profit for the year	-	-	-	-	-	-	1,120,146	1,120,146
Reserves written off on disposal of subsidiaries	-	-	-	(2,377)	-	-	-	(2,377)
Reserves realized on disposal of investment securities	-	-	-	-	(12,908)	-	-	(12,908)
Impairment of investments	-	-	-	-	19,601	-	-	19,601
Exercise of share options	168	15,065	-	-	-	-	-	15,233
Repurchase of shares	(188)	(16,093)	-	-	-	188	-	(16,093)
Dividends paid	-	-	-	-	-	-	(403,570)	(403,570)
As at March 31, 2005	186,870	4,761,498	27,871	2,093	(3,530)	3,086	226,510	5,204,398
Representing:								
2005 final dividend proposed							209,428	
Others							17,082	
Retained earnings as at March 31, 2005							226,510	
Company and subsidiaries	186,870	4,761,498	27,871	2,093	(3,530)	3,086	212,794	5,190,682
Jointly controlled entities	-	-	-	-	-	-	(5,279)	(5,279)
Associated companies	-	-	-	-	-	-	18,995	18,995
As at March 31, 2005	186,870	4,761,498	27,871	2,093	(3,530)	3,086	226,510	5,204,398

31 Share capital and reserves *(continued)*

	Group							
	Share capital HK$'000	Share premium HK$'000	Surplus arising on consolidation HK$'000	Exchange reserve HK$'000	Investment revaluation reserve HK$'000	Share redemption reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
As at April 1, 2003	186,934	4,734,055	27,871	4,311	(14,496)	2,589	(752,743)	4,188,521
Surplus in fair market value of investment securities	–	–	–	–	20,144	–	–	20,144
Exchange differences	–	–	–	270	–	–	–	270
Profit for the year	–	–	–	–	–	–	1,052,885	1,052,885
Reserves realized on disposal of investment securities	–	–	–	–	(11,624)	–	–	(11,624)
Exercise of share options	265	28,471	–	–	–	–	–	28,736
Repurchase of shares	(309)	–	–	–	–	309	(28,394)	(28,394)
Dividends paid	–	–	–	–	–	–	(761,814)	(761,814)
As at March 31, 2004	186,890	4,762,526	27,871	4,581	(5,976)	2,898	(490,066)	4,488,724
Representing:								
2004 final dividend proposed							224,268	
Others							(714,334)	
Accumulated losses as at March 31, 2004							(490,066)	
Company and subsidiaries	186,890	4,762,526	27,871	4,581	(5,976)	2,898	(549,378)	4,429,412
Jointly controlled entities	–	–	–	–	–	–	7,236	7,236
Associated companies	–	–	–	–	–	–	52,076	52,076
As at March 31, 2004	186,890	4,762,526	27,871	4,581	(5,976)	2,898	(490,066)	4,488,724

31 Share capital and reserves *(continued)*

	Company					
	Share capital HK$'000	Share premium HK$'000	Investment revaluation reserve HK$'000	Share redemption reserve HK$'000	Retained earnings HK$'000	Total HK$'000
As at April 1, 2004	**186,890**	**4,762,526**	**–**	**2,898**	**1,685,102**	**6,637,416**
Deficit in fair market value of investment securities	**–**	**–**	**(2,877)**	**–**	**–**	**(2,877)**
Profit for the year	**–**	**–**	**–**	**–**	**800,670**	**800,670**
Exercise of share options	**168**	**15,065**	**–**	**–**	**–**	**15,233**
Repurchase of shares	**(188)**	**(16,093)**	**–**	**188**	**–**	**(16,093)**
Dividends paid	**–**	**–**	**–**	**–**	**(403,570)**	**(403,570)**
As at March 31, 2005	**186,870**	**4,761,498**	**(2,877)**	**3,086**	**2,082,202**	**7,030,779**
Representing:						
2005 final dividend proposed					**209,428**	
Others					**1,872,774**	
Retained earnings as at March 31, 2005					**2,082,202**	
As at April 1, 2003	186,934	4,734,055	(2,183)	2,589	1,474,240	6,395,635
Profit for the year	–	–	–	–	1,001,070	1,001,070
Reserves realized on disposal of investment securities	–	–	2,183	–	–	2,183
Exercise of share options	265	28,471	–	–	–	28,736
Repurchase of shares	(309)	–	–	309	(28,394)	(28,394)
Dividends paid	–	–	–	–	(761,814)	(761,814)
As at March 31, 2004	186,890	4,762,526	–	2,898	1,685,102	6,637,416
Representing:						
2004 final dividend proposed					224,268	
Others					1,460,834	
Retained earnings as at March 31, 2004					1,685,102	

32 Related party transactions

Saved as disclosed elsewhere in this set of accounts, the Group had the following material related party transactions in the normal course of business during the year:

	Group	
	2005	2004
	HK$'000	HK$'000
Beijing Lenovo Li Tai Software Limited (an associated company):		
Purchase of goods	**7,559**	–
Digital China Holdings Limited and its subsidiaries (associates of the ultimate holding company):		
Rental and management fee	**370**	740
Purchase of goods	**15,812**	27,992
Sales of goods	**4,156**	–
Leby Technology Company Limited (a jointly controlled entity):		
Purchase of computers products	**–**	178,907
Sale of computer products	**–**	5,149
Lenovo Networks (Shenzhen) Limited (an associated company):		
Purchase of goods	**2,580**	–
Sales	**17,874**	–
QDI Technology (Huizhou) Limited (a jointly controlled entity) :		
Rental and management fee	**6,720**	3,126
Ramaxel Technology Limited (a shareholder of a jointly controlled entity):		
Purchase of goods	**1,461,191**	180,541
Sale of goods	**991,535**	215,333
Right Lane Limited (a substantial shareholder):		
Rental and management fee	**960**	960
Shenzhen Legend Science Park Company Limited (a subsidiary of the ultimate holding company):		
Rental expenses	**4,974**	10,373
Shenzhen Zhiqin International Freight Forwarding Co., Ltd. (an associate of the ultimate holding company):		
Logistic services fee	**3,097**	1,064
Techwise Circuits Company Limited and its subsidiaries (a former associated companies):		
Purchase of goods	**–**	34,800
Rental and management fee	**2,587**	10,836
Xiamen Overseas Chinese Electronics Co., Ltd. (a minority shareholder of a subsidiary):		
Rental expenses	**4,819**	1,144
Purchase of goods	**–**	701

The directors are of the opinion that the above transactions were conducted on normal commercial terms in the ordinary course of business.

33 Banking facilities

As at March 31, 2005, total banking facilities granted to the Group amounted to approximately HK$3,275,000,000 (2004: HK$3,783,000,000) which were secured by one or more of the following:

(a) Cross guarantees provided by certain subsidiaries; and

(b) Guarantees provided by the Company.

As at March 31, 2005, the amount of facilities utilized by the Group amounted to approximately HK$436,000,000 (2004: HK$1,139,000,000).

34 Commitments

(a) Capital commitments

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Property, plant and equipment:				
Contracted but not provided for	**27,391**	58,911	**-**	-
Authorized but not contracted for	**177,358**	-	**-**	-
	204,749	58,911	**-**	-
Business acquisition:				
Contracted but not provided for *(Note 40(a))*	**9,555,000**	-	**9,555,000**	-
	9,759,749	58,911	**9,555,000**	-

(b) Commitments under operating leases

As at March 31, 2005, the Group had future aggregate minimum lease payments in respect of land and buildings under non-cancellable operating leases as follows:

	Group	
	2005	2004
	HK$'000	HK$'000
Not later than one year	**39,137**	36,377
Later than one year but not later than five years	**64,374**	75,262
Later than five years	**37,410**	43,146
	140,921	154,785

As at March 31, 2005, the Company did not have any operating leases commitments (2004: Nil).

(c) Other commitments

(i) On December 17, 2002, two subsidiaries of the Company, China Weal Technology Holding Limited ("CWT") and the shareholders of CWT entered into an agreement whereby the Company's subsidiaries acquired certain business and assets from CWT and its subsidiaries (the "CWT Group"). The business and assets acquired were injected into a newly incorporated Chinese mainland subsidiary of the Company.

Pursuant to the agreement, the Group paid an initial consideration of approximately HK$61,000,000 and an additional consideration is payable which is dependent on, inter alia, proper completion of certain reorganization procedures, and the level of operating results of the above-mentioned new subsidiary of the Company up to March 31, 2008. The maximum amount of additional consideration is approximately HK$159,000,000 and will be settled in phases before October 31, 2008.

(ii) As at March 31, 2005, the Group had outstanding currency options amounting to approximately HK$94,000,000 (2004: HK$468,000,000).

35 Contingent liabilities

(a) The Company has executed guarantees with respect to banking facilities made available to its subsidiaries. As at March 31, 2005, such facilities granted and utilized amounted to approximately HK$2,589,000,000 and HK$208,000,000 respectively (2004: HK$2,381,000,000 and HK$552,000,000).

(b) The Company has issued letters of guarantee to the suppliers and vendors of its subsidiaries. As at March 31, 2005, the guarantees granted and utilized amounted to approximately HK$1,074,060,000 and HK$519,000,000 respectively (2004: HK$1,031,160,000 and HK$626,000,000).

36 Reconciliation of profit before taxation to net cash inflow from operations

	2005 HK$'000	2004 HK$'000
Profit before taxation	1,127,507	994,852
Share of profits of associated companies	(4,182)	(16,891)
Share of losses of jointly controlled entities	12,327	39,053
Finance income	(105,677)	(93,368)
Finance costs	6,667	2,881
Depreciation of tangible fixed assets	184,490	211,161
Amortization of intangible assets	58,078	34,999
Loss on disposal of tangible fixed assets	567	2,308
Impairment of assets	51,364	-
Exchange difference	(2,377)	-
Dividend income	(1,254)	-
Gains on disposal of investments	(156,958)	(47,558)
Operating profit before working capital changes	1,170,552	1,127,437
Decrease/(increase) in inventories	438,106	(117,942)
Increase in trade receivables, notes receivable, deposits, prepayments and other receivables	(438,434)	(858,109)
Increase in trade payables, notes payable, accruals and other payables	43,999	597,607
Net cash inflow from operations	1,214,223	748,993

37 Analysis of changes in financing

	2005			2004		
	Share capital (including share premium) HK$'000	Minority interests HK$'000	Loan from a minority shareholder of a subsidiary HK$'000	Share capital (including share premium) HK$'000	Minority interests HK$'000	Loan from a minority shareholder of a subsidiary HK$'000
Balance at the beginning of the year	4,949,416	29,330	75,000	4,920,989	59,741	-
Minority interests' share of losses	-	(27,823)	-	-	(37,883)	-
Increase in loan from a minority shareholder	-	-	-	-	-	75,000
Acquisition of subsidiaries	-	-	-	-	462	-
Disposal of businesses	-	22,102	(75,000)	-	-	-
Issue of new shares	15,233	-	-	28,736	11,604	-
Consideration for the repurchase of shares	(16,093)	-	-	(28,394)	-	-
Repurchase of shares	(188)	-	-	28,085	-	-
Dividend paid to minority shareholders	-	-	-	-	(4,594)	-
Balance at the end of the year	4,948,368	23,609	-	4,949,416	29,330	75,000

38 Disposal of businesses

	2005 HK$'000	2004 HK$'000
Net assets disposed		
Intangible assets	25,522	–
Tangible fixed assets	78,626	–
Construction-in-progress	1,125	–
Inventories	76,012	–
Investments	3,474	–
Accounts and notes receivable	180,751	–
Deposits, prepayments and other receivables	43,234	–
Cash and cash equivalents	69,137	–
Accounts payable	(138,349)	–
Accruals and other payables	(39,212)	–
Bank loans	(150,000)	–
Minority interests	22,102	–
	172,422	–
Adjustment for partial disposal	7,514	–
Considerations	(272,907)	–
Gains on disposal of businesses	(92,971)	–
Satisfied by:		
Cash and cash equivalents	23,179	–
Listed securities *(Note)*	249,728	–
	272,907	–

Note:

As at March 31, 2005, listed securities of approximately HK$38 million were received and the remaining balance will be received before October 2005.

39 Analysis of the net outflow of cash and cash equivalents in respect of disposal of businesses

	2005 HK$'000	2004 HK$'000
Cash consideration	23,179	–
Cash and cash equivalents disposed	(69,137)	–
Net outflow of cash and cash equivalents in respect of disposal of businesses	(45,958)	–

40 Subsequent events

(a) Acquisition of the personal computer business of IBM

In connection with the very substantial acquisition (the "Acquisition") by the Company of the personal computer business of International Business Machines Corporation ("IBM"), the initial closing of the Acquisition took place on April 30, 2005.

Pursuant to an asset purchase agreement entered into between the Company and IBM on December 7, 2004, at initial closing, the Company (i) paid US$625 million (approximately HK$4,875 million) in cash to IBM as settlement of cash consideration (after deducting US$25 million (approximately HK$195 million) representing goodwill deposit paid to IBM on December 8, 2004 and the interest accrued thereon) and (ii) allotted and issued to IBM 821,234,569 voting ordinary shares and 921,636,459 non-voting ordinary shares credited as fully paid up at an issue price of HK$2.675 per share. Immediately following the initial closing, IBM held approximately 18.9 percent of the total issued share capital of the Company (including voting and non-voting ordinary shares) and approximately 9.9 percent of the total voting rights of the Company. The voting ordinary shares and non-voting ordinary shares rank pari passu in all respects with the ordinary shares in issue on April 30, 2005 except that the non-voting shares do not have voting rights.

On May 1, 2005, the Company entered into a repurchase agreement with IBM pursuant to which IBM agreed to sell and the Company agreed to purchase 435,717,757 shares of the non-voting ordinary shares, issued to IBM to satisfy part of the consideration for the Acquisition. As at the date of this report, the conditions precedent to the repurchase agreement have not yet been satisfied.

On May 17, 2005, 110,635,946 non-voting ordinary shares held by IBM were converted into an equal number of voting ordinary shares.

(b) Raising of term loan

In connection with the Acquisition described in the preceding paragraphs, the Company entered into a facility agreement on April 26, 2005 with certain banks to arrange a term loan of US$500 million (approximately HK$3,900 million) for settlement of cash consideration at the initial closing of the Acquisition.

The term loan is guaranteed unconditionally jointly and severally by the Company and certain subsidiaries of the Group, bearing interest at the London Interbank Offered Rate plus 0.825 percent per annum and repayable by installments in 5 years.

(c) Issue of unlisted convertible preferred shares and unlisted warrants

Pursuant to an investment agreement entered into between the Company and certain investors on March 30, 2005, upon the satisfaction of conditions including the resolutions passed at the Extraordinary General Meeting held on May 13, 2005, the Company issued 2,730,000 unlisted Series A Cumulative Convertible Preferred Shares at an issue price of HK$1,000 ("Stated Value") per share, together with unlisted warrants to subscribe for an aggregate of 237,417,474 ordinary shares at an initial exercise price of HK$2.725 per share, for an aggregate cash consideration of US$350 million (approximately HK$2,730 million) on May 17, 2005.

The Series A Cumulative Convertible Preferred Shares bear a fixed cumulative preferential cash dividend, payable quarterly, at the rate of 4.5 percent per annum on the Stated Value. The Company may defer the payment of cash dividends if it is unable to make such payments by law or under the Company's bank credit facility in effect on the date on which the Series A Cumulative Convertible Preferred Shares are first issued. If at any time the Company has deferred payment of a dividend, it shall be prohibited from paying cash dividends on its junior securities, including the ordinary shares, until all such deferred dividends shall have been paid in full. If the Company fails to pay cash dividends when accumulated or deemed to accumulate, the convertible preferred shareholders will have the right to receive additional interest at the rate of 4.5 percent per annum on the amount of such cash dividend payment that was not paid when accumulated or deemed to accumulate. No additional convertible preferred shares will be issued in respect of unpaid dividends.

Each Series A Cumulative Convertible Preferred Share is convertible, at the option of the convertible preferred shareholders at any time, into a number of ordinary shares equal to the Stated Value divided by HK$2.725, subject to certain anti-dilution adjustments. Ordinary shares that are to be issued upon conversion of the Series A Cumulative Convertible Preferred Shares will rank pari passu in all respects with the ordinary shares in issue on the conversion date except that they will not be entitled to any rights or entitlement to dividends or distributions before the record date for which precedes the conversion date.

Each unlisted warrant carries the right to subscribe for one share at the exercise price of HK$2.725, subject to certain anti-dilution adjustments, at any time during the next five years commencing May 17, 2005.

41 Ultimate holding company

The directors regard Legend Holdings Limited, a company established in the Chinese mainland, as being the ultimate holding company.

42 Approval of accounts

The accounts were approved by the board of directors on June 8, 2005.

Five-Year Financial Summary

	2005 HK$'000	2004 HK$'000	2003 HK$'000	2002 HK$'000	2001 HK$'000
Turnover	**22,554,678**	23,175,944	20,233,290	20,853,254	27,219,212
Earnings before interest, taxation, depreciation and amortization expenses	**1,173,616**	1,125,129	1,174,720	1,008,938	970,700
Depreciation expenses	**(184,490)**	(211,161)	(160,304)	(143,048)	(123,359)
Amortization of intangible assets	**(58,078)**	(34,999)	(15,246)	–	(580,877)
Impairment of assets	**(51,364)**	–	–	–	(165,640)
Gains/(losses) on disposal of investments	**156,958**	47,558	(26,802)	164,240	(1,338)
Finance income	**105,677**	93,368	77,233	67,360	103,214
Profit from operations	**1,142,319**	1,019,895	1,049,601	1,097,490	202,700
Finance costs	**(6,667)**	(2,881)	(20)	(11,785)	(33,516)
	1,135,652	1,017,014	1,049,581	1,085,705	169,184
Share of (losses)/profits of jointly controlled entities	**(12,327)**	(39,053)	(34,756)	8,468	–
Share of profits/(losses) of associated companies	**4,182**	16,891	13,826	(12,979)	(6,628)
Profit before taxation	**1,127,507**	994,852	1,028,651	1,081,194	162,556
Taxation	**(35,184)**	20,150	(26,018)	(23,092)	(19,156)
Profit after taxation	**1,092,323**	1,015,002	1,002,633	1,058,102	143,400
Minority interests	**27,823**	37,883	14,519	(13,202)	(29,886)
Profit attributable to shareholders	**1,120,146**	1,052,885	1,017,152	1,044,900	113,514
Total assets	**9,031,954**	8,342,041	6,755,596	5,691,737	8,027,993
Total liabilities (including minority interests)	**3,827,556**	3,853,317	2,567,075	2,009,703	4,145,071
Net assets	**5,204,398**	4,488,724	4,188,521	3,682,034	3,882,922

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